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The information in this prospectus supplement is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

As filed pursuant to Rule 424(b)5
Registration No. 333-111687

Subject to Completion. Dated February 12, 2004

PROSPECTUS SUPPLEMENT
(To Prospectus Dated February 12, 2004)

8,000,000 Shares of Class A Common Stock

        All of the shares of Class A common stock, $.001 par value, of Amphenol Corporation offered hereby are being sold by certain of its stockholders. See "Selling Stockholders." Amphenol Corporation will not receive any of the proceeds from this offering.

        Amphenol's Class A common stock is listed on the New York Stock Exchange under the symbol "APH." The last reported sale price of the Class A common stock on February 12, 2004 was $66.90 per share.

        See "Risk Factors" beginning on page 2 of the accompanying prospectus to read about factors you should consider before buying the Class A common stock.

        Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial price to public	$	$
Underwriting discount	$	$
Proceeds, before expenses, to the selling stockholders	$	$

        To the extent that the underwriters sell more than 8,000,000 shares of the Class A common stock, the underwriters have the option to purchase up to an additional 1,200,000 shares of the Class A common stock from the selling stockholders at the initial price to public less the underwriting discount.

The underwriters expect to deliver the shares in New York, New York on                , 2004.

Morgan Stanley	Citigroup	UBS Investment Bank

LEHMAN BROTHERS	Merrill Lynch & Co.	RBC Capital Markets
Deutsche Bank Securities	JPMorgan	Thomas Weisel Partners LLC

Prospectus Supplement dated                  , 2004

ABOUT THIS PROSPECTUS SUPPLEMENT

        This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the offering of Class A common stock and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. The second part is the accompanying prospectus, which gives more general information, some of which does not apply to the Class A common stock. If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

        You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We and the selling stockholders have not authorized anyone to provide you with information other than that contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. The information in this prospectus supplement and the accompanying prospectus may be accurate only as of their respective dates.

        We, the selling stockholders and the underwriters are not making an offer to sell the Class A common stock in jurisdictions where the offer or sale is not permitted. The distribution of this prospectus supplement and the accompanying prospectus and the offering of the Class A common stock in certain jurisdictions may be restricted by law. Persons outside the United States who come into possession of this prospectus supplement and the accompanying prospectus must inform themselves about and observe any restrictions relating to the offering of the Class A common stock and the distribution of this prospectus supplement and the accompanying prospectus outside the United States. This prospectus supplement and the accompanying prospectus do not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any securities offered by this prospectus supplement and the accompanying prospectus by any person in any jurisdiction in which it is unlawful for a person to make an offer or solicitation.

        In this prospectus supplement, the terms "Amphenol," "the company," "we," "us," and "our" refer to Amphenol Corporation and include all of its consolidated subsidiaries unless the context requires otherwise.

PROSPECTUS SUPPLEMENT SUMMARY

        The following section summarizes more detailed information presented later in this prospectus supplement and the accompanying prospectus. You should read the entire prospectus supplement and the accompanying prospectus carefully, including the section entitled "Risk Factors" contained in the accompanying prospectus and our financial statements and the related notes, contained elsewhere or incorporated by reference in this prospectus supplement or the accompanying prospectus, before making an investment decision. Unless indicated otherwise, the information contained in this prospectus supplement and the accompanying prospectus assumes that the underwriters' overallotment option is not exercised.

OUR COMPANY

        We design, manufacture and market electrical, electronic and fiber optic connectors, interconnect systems and coaxial and flat-ribbon cable. The primary end markets for our products are:

  •
  communication systems for the converging technologies of voice, video and data communications;

  •
  a broad range of industrial applications including factory automation and motion control systems, medical and industrial instrumentation, mass transportation and natural resource exploration and automotive applications; and

  •
  commercial and military aerospace applications.

        For the fiscal year ended December 31, 2003, we reported net sales, operating income and net income of $1,239.5 million, $204.4 million and $104.0 million, respectively. The table below summarizes information regarding our primary markets and end applications for our products:

	Communications		Industrial/Automotive	Commercial and Military Aerospace
Percentage of Sales (2003)	49%		26%	25%
Primary End Applications	Voice		Factory automation	Military and Commercial Aircraft
	•	wireless handset and	Instrumentation and	• avionics
		personal communication	medical systems	• engine controls
		devices	Automobile safety systems and	• flight controls
	•	base stations and other	other on-board electronics	• passenger related systems
		wireless and	Mass transportation
		telecommunications	Oil exploration	Missile systems
		infrastructure	Off-road construction	Battlefield communications
	•	broadband		Satellite and space programs
Video
	•	broadband cable television
networks and set top
converters
Data
	•	cable modems
	•	servers and storage systems
	•	computers, personal computers and related peripherals
	•	data networking equipment

        We design and manufacture connectors and interconnect systems which are used primarily to conduct electrical and optical signals for a wide range of sophisticated electronic applications. We have developed a broad range of connector and interconnect products for communications equipment applications including the converging voice, video and data communications markets. We also develop interconnect products for factory automation, machine tools, instrumentation and medical systems, mass transportation applications and automotive applications, including airbags, pretensioner seatbelts and other on-board automotive electronics. In addition, we supply high performance, military-specification, circular environmental connectors that require superior performance and reliability under conditions of stress and in hostile environments. These conditions are frequently encountered in commercial and military aerospace applications and other demanding industrial applications, such as oil exploration, medical instrumentation and off-road construction.

        Our Times Fiber subsidiary produces coaxial cable for the cable television market. Our coaxial cable and connector products are used in cable television systems including full service cable television/telecommunication systems being installed by cable operators and telecommunication companies offering video, voice and data services. We also supply coaxial cable to the developing international cable television market.

THE OFFERING

Class A common stock offered by Selling Stockholders	8,000,000 shares(1)*
Class A common stock to be outstanding after the offering	44,241,236 shares(2)*
Use of proceeds	All of the shares are being sold by the selling stockholders. Accordingly, we will not receive any proceeds from the shares sold in the offering.
Dividend policy
Holders of Class A common stock are entitled to receive cash dividends when declared by our board of directors out of funds legally available. Since our initial public offering in 1991, we have not paid any cash dividends on our Class A common stock and we do not have any present intention to commence payment of any cash dividends; however, this policy will be reviewed on an ongoing basis.
NYSE symbol for Class A common stock	APH

(1)
Excludes up to 1,200,000 shares of Class A common stock to be sold by the selling stockholders if the underwriters' over-allotment option is exercised in full. See "Underwriting."

(2)
Based on outstanding shares as of January 31, 2004 and exclusive of 1,545,414 shares issuable upon the exercise of vested, in-the-money stock options in connection with employee benefit plans at a weighted average exercise price of $34.05.

*
On January 19, 2004, the company approved a 2-for-1 stock split for shareholders of record as of March 17, 2004. The company expects the additional shares will be distributed on or about March 29, 2004. These numbers and all share and per share numbers in this prospectus supplement and the accompanying prospectus do not reflect the effect of the stock split expected to be completed on March 29, 2004.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

        The following summary consolidated financial data for the five years ended December 31, 2003, has been derived from our Consolidated Financial Statements and should be read in conjunction with our Consolidated Financial Statements and notes thereto and "Capitalization," "Selected Historical Consolidated Financial and Other Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus supplement.

	Year Ended December 31,
	2003		2002	2001	2000	1999
	(dollars in thousands, except per share data)
Income Statement Data:*
Net sales	$1,239,504		$1,062,002	$1,103,771	$1,359,702	$1,010,603
Net income	103,990	(1)	80,344	83,710	107,904	35,621	(2)

Net income per common share—diluted	$2.36	(1)	$1.85	$1.95	$2.52	$0.97	(2)

Weighted average shares outstanding—diluted	44,065,860		43,445,600	42,997,121	42,878,922	36,664,016

(1)
Includes a one-time charge for expenses incurred in the early extinguishment of debt of $10,367, less tax benefit of $3,525, or $0.16 per share after taxes.

(2)
Includes a one-time charge for expenses incurred in the early extinguishment of debt of $13,553, less tax benefit of $4,879, or $0.24 per share after taxes.

*
On January 19, 2004, the company approved a 2-for-1 stock split for shareholders of record as of March 17, 2004. The company expects the additional shares will be distributed on or about March 29, 2004. These numbers and all share and per share numbers in this prospectus supplement and the accompanying prospectus do not reflect the effect of the stock split expected to be completed on March 29, 2004.

As of December 31, 2003
(in thousands)
Balance Sheet Data:
Working capital	$233,707
Total assets	1,181,384
Total debt (including current portion)	542,959
Total shareholders' equity	323,406

OTHER

        Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports are available, without charge, on our web site, www.amphenol.com, as soon as reasonably practicable after they are filed electronically with the SEC. Information contained on our website is not part of this prospectus supplement. Copies are also available, without charge, from Amphenol Corporation, Investor Relations, 358 Hall Avenue, Wallingford, CT 06492.

        The address of our principal executive offices are 358 Hall Avenue, Wallingford, Connecticut 06492, and our telephone number is (203) 265-8900.

USE OF PROCEEDS

        We will not receive any of the proceeds from the sale of the shares of Class A common stock offered by the selling stockholders.

PRICE RANGE OF CLASS A COMMON STOCK AND DIVIDEND POLICY

        Our Class A common stock is listed on the New York Stock Exchange under the symbol "APH." The following table sets forth on a per share basis the high and low prices for the common stock as reported on the New York Stock Exchange during the periods indicated.

	Price Range of Common Stock
Period
	High	Low
2001
First Quarter	$50.75	$28.30
Second Quarter	57.99	29.11
Third Quarter	45.95	32.00
Fourth Quarter	52.95	32.50
2002
First Quarter	$51.75	$40.25
Second Quarter	49.00	35.50
Third Quarter	42.46	30.11
Fourth Quarter	45.81	27.47
2003
First Quarter	$43.95	$37.00
Second Quarter	49.40	38.76
Third Quarter	57.67	46.10
Fourth Quarter	64.13	52.06

        The last reported sale price of the Class A common stock on the NYSE on February 12, 2004, was $66.90 per share. As of January 31, 2004, there were 64 registered holders of our shares.

        Holders of Class A common stock are entitled to receive cash dividends when declared by our board of directors out of funds legally available. Since our initial public offering in 1991, we have not paid any cash dividends on our Class A common stock and we do not have any present intention to commence payment of any cash dividends; however, this policy will be reviewed on an ongoing basis. We intend to retain our earnings, if any, to provide funds for the operation and expansion of our business and to repay outstanding indebtedness.

        Currently we have certain restrictions regarding the declaring and paying of cash dividends on, or repurchasing our common stock under certain covenants contained in our debt agreements.

CAPITALIZATION

        The following table presents our consolidated capitalization as of December 31, 2003. You should read this table in conjunction with our Consolidated Financial Statements and the related notes included elsewhere in this prospectus supplement:

As of December 31, 2003
(dollars in thousands)
Long-term debt (including current portion):
Revolving credit facility	$—
Term loan facility	499,000
Other debt(1)	43,959

Total long-term debt (including current portion)	542,959

Shareholders' equity:
Class A common stock, par value $.001 per share: 100,000,000 shares authorized	44
Additional paid-in capital (deficit)	(238,124)
Accumulated earnings	626,430
Accumulated other comprehensive loss	(64,944)

Total shareholders' equity	323,406

Total capitalization	$866,365

(1)
Represents debt of foreign subsidiaries and capital leases.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

        The following selected consolidated financial data has been derived from our Consolidated Financial Statements for the five years ended December 31, 2003. Such statements have been audited by Deloitte & Touche LLP. The information set forth below should be read in conjunction with our Consolidated Financial Statements and related notes and "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus supplement.

	Year Ended December 31,
	2003	2002	2001	2000	1999
	(dollars in thousands, except per share data)
Income Statement Data:
Net sales	$1,239,504	$1,062,002	$1,103,771	$1,359,702	$1,010,603
Costs and expenses:
Cost of sales, excluding depreciation and amortization	820,724	700,302	704,278	886,385	663,978
Depreciation and amortization expense	37,007	34,825	32,316	29,448	27,673
Selling, general and administrative expense	177,353	152,928	155,810	186,052	145,852
Amortization of goodwill	—	—	14,340	13,394	12,371

Operating income	204,420	173,947	197,027	244,423	160,729
Interest expense	(29,505)	(45,930)	(56,099)	(61,710)	(79,297)
Other expenses, net	(6,987)	(5,355)	(5,573)	(9,495)	(5,262)
Expense for early extinguishment of debt	(10,367)	—	—	—	(13,553)

Income before income taxes	157,561	122,662	135,355	173,218	62,617
Provision for income taxes	(53,571)	(42,318)	(51,645)	(65,314)	(26,996)

Net income	$103,990 (1)	$80,344	$83,710	$107,904	$35,621 (2)

Net income per common share—basic	$2.42 (1)	$1.89	$2.00	$2.59	$0.99 (2)

Average common shares outstanding—basic	43,050,344	42,445,849	41,920,616	41,584,069	36,059,556
Net income per common share—diluted	$2.36 (1)	$1.85	$1.95	$2.52	$0.97 (2)

Average common shares outstanding—diluted	44,065,860	43,445,600	42,997,121	42,878,922	36,664,016

(1)
Includes a one-time charge for expenses incurred in the early extinguishment of debt of $10,367, less tax benefit of $3,525, or $0.16 per share after taxes.

(2)
Includes a one-time charge for expenses incurred in the early extinguishment of debt of $13,553, less tax benefit of $4,879, or $0.24 per share after taxes.

As of December 31, 2003
(in thousands)
Balance Sheet Data:
Cash and short-term cash investments	$23,533
Working capital	233,707
Total assets	1,181,384
Total debt (including current portion)	542,959
Total shareholders' equity	323,406

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis of the results of operations for the three fiscal years ended December 31, 2003 has been derived from and should be read in conjunction with the Consolidated Financial Statements included elsewhere in this prospectus supplement and the accompanying prospectus.

Executive Overview

        We are a global designer, manufacturer and marketer of interconnect and cable products. In 2003 approximately 55% of our sales were outside the U.S. The primary end markets for our products are:

  •
  communication systems for the converging technologies of voice, video and data communications;

  •
  a broad range of industrial applications including factory automation and motion control systems, medical and industrial instrumentation, mass transportation and natural resource exploration and automotive applications; and

  •
  commercial and military aerospace applications.

        Our products are used in a wide variety of applications by numerous customers, the largest of which accounted for approximately 3% of net sales in 2003. We encounter competition in all of our markets and compete primarily on the basis of engineering, product quality, price, customer service and delivery time. There has been a trend on the part of OEM customers to consolidate their lists of qualified suppliers to companies that have a global presence, can meet quality and delivery standards, have a broad product portfolio and design capability, and have competitive prices. We have focused our global resources to position ourself to compete effectively in this environment. We believe that our global presence is an important competitive advantage as it allows us to provide quality products on a timely and worldwide basis to our multinational customers.

        Our strategy is to provide comprehensive design capabilities, a broad selection of products and a high level of service in the areas in which we compete. We focus our research and development efforts through close collaboration with our OEM customers to develop highly-engineered products that meet customer needs and have the potential for broad market applications and significant sales within a one-to-three year period. We are also focused on controlling costs. We do this by investing in modern manufacturing technologies, controlling purchasing processes and expanding into low cost labor areas.

        Our strategic objective is to further enhance our position in our served markets by pursuing the following success factors:

  •
  Focus on customer needs

  •
  Design and develop application-specific interconnect solutions

  •
  Establish a strong global presence in resources and capabilities

  •
  Preserve and foster a collaborative, entrepreneurial management structure

  •
  Maintain a culture of controlling cost

  •
  Pursue strategic acquisitions

        For the year ended December 31, 2003, we reported net sales, operating income and net income of $1,240 million, $204 million and $104 million, respectively; up 17%, 18% and 29%, respectively, from 2002. Sales of interconnect products and assemblies increased in each of our major markets and geographic regions; sales of cable products were stable with the prior year. Net income benefited from both the increase in operating income and reduced interest expense. Sales and profitability trends are discussed in detail in "Results of Operations" below. In addition, a strength of ours is our ability to consistently generate cash. We use cash generated from operations to fund capital expenditures and acquisitions and to reduce indebtedness. In 2003, we reduced debt by approximately $107 million.

Results of Operations

        The following table sets forth the components of net income as a percentage of net sales for the periods indicated.

	Year Ended December 31,
	2003	2002	2001
Net sales	100.0%	100.0%	100.0%
Cost of sales, excluding depreciation and amortization	66.2	65.9	63.8
Depreciation and amortization expense	3.0	3.3	2.9
Selling, general and administrative expense	14.3	14.4	14.1
Amortization of goodwill			1.3

Operating income	16.5	16.4	17.9
Interest expense	(2.4)	(4.3)	(5.1)
Other expenses, net	(.6)	(.5)	(.5)
Expense for early extinguishment of debt	(.8)

Income before income taxes	12.7	11.6	12.3
Provision for income taxes	(4.3)	(4.0)	(4.7)

Net income	8.4%	7.6%	7.6%

  Year Ended December 31, 2003 Compared with Year Ended December 31, 2002

        Net sales were $1,239.5 million for the year ended December 31, 2003 compared to $1,062.0 million for 2002. Sales of interconnect products and assemblies increased 20% compared to 2002 ($1,072.0 million in 2003 versus $892.3 million in 2002). Sales increased in our major end markets including military/aerospace, mobile communications, industrial, automotive and computer/data communications markets. The increases occurred in all major geographic regions, with approximately one third of the increase attributable to the effect of currency translation, as detailed below. The remaining increase was attributable to the continuing development of new application specific and value added products, economic improvement in some of our major end markets and acquisitions in 2002 and 2003. The increase in military/aerospace sales (approximately $47 million) relates primarily to increased demand from military programs and avionics applications in North America and Europe, and an acquisition ($8 million). The increase in sales in the mobile communications markets (approximately $42 million) is attributable to the acquisition of companies in North America and China serving the network infrastructure market (approximately $18 million) and increases in Asia in sales of handset products. The increase in sales in the industrial market (approximately $36 million) reflects increases resulting from acquisitions in North America (approximately $16 million) and increased sales in Europe. Automotive sales increased approximately $33 million primarily in Europe and to a lesser extent in North America reflecting increased use of safety and telematic applications in cars. Sales to the computer and data communications related markets increased approximately $23 million; a cable assembly acquisition in North America contributed one third of the increase, the remainder reflects increased sales in Europe and Asia. Sales of cable products decreased 1% compared to 2002 ($167.5 million in 2003 versus $169.7 million in 2002). Such decrease is generally attributable to continuing low levels of capital spending by U.S. and international cable television operators for cable system upgrades and expansion. The lower levels of spending are not expected to change significantly in the near term.

        Geographically, sales in the U.S. in 2003 increased approximately 11% compared to 2002 ($555.9 million in 2003 versus $501.1 million in 2002); international sales for 2003 increased approximately 22% in U.S. dollars ($683.6 million in 2003 versus $560.9 million in 2002) and increased approximately 12% in local currency compared to 2002. The comparatively weak U.S. dollar in 2003 had the currency effect of increasing net sales by approximately $63.9 million when compared to foreign currency translation rates in 2002.

        The gross profit margin as a percentage of net sales (including depreciation in cost of sales) remained constant at 31% for 2003 and 2002. An increase in margins in the interconnect products and assemblies segment was offset by a decline in margins in the cable products segment. The operating margin for interconnect products and assemblies increased approximately 2% compared to the prior year, the increase is generally attributable to the effects of higher sales volume and cost reduction activities relating to purchased materials and increased activity in low cost labor areas. The increase was offset by a decline in operating profit margins for cable products of approximately 6% compared to the prior year due primarily to higher material costs and change in product mix.

        Selling, general and administrative expenses were $177.4 million and $152.9 million in 2003 and 2002, respectively, and remained constant at approximately 14% of sales. Research and development expenditures increased approximately $2.2 million, reflecting increases in expenditures for new product development. Selling and marketing expenses remained constant at approximately 7% of sales. Shipping expense, which relates primarily to sales of cable products to the broadband market, remained stable, commensurate with sales for those products. Administrative expenses increased by approximately $6.9 million, due primarily to increases in costs relating to insurance, pensions and medical benefits.

        Interest expense was $29.5 million for 2003 compared to $45.9 million for 2002. The decrease is primarily attributable to lower interest rates including the effect of the refinancing completed in the second quarter of 2003 (see liquidity and capital resources) and lower average debt levels. At current interest rates, interest expense for 2004 is expected to be approximately $23 million.

        Expenses for early extinguishment of debt totaling $10.4 million in 2003, relate to the refinancing of our senior credit facilities. Such one-time expenses include the call premium related to the redemption of our Senior Subordinated Notes of $4.7 million, write-off of unamortized deferred debt issuance costs of $3.9 million and other related fees and expenses of $1.8 million.

        Other expenses, net for 2003 and 2002 was $7.0 million and $5.4 million, respectively. Other expenses, net, is comprised primarily of foreign currency transaction losses ($1.3 million in 2003 and $2.7 million in 2002), reflecting the relative weakness of the U.S. dollar in 2003 and 2002, program fees on sale of accounts receivable ($1.5 million in 2003 and $1.8 million in 2002), reflecting lower receivable fee rates in 2003, minority interests ($2.4 million in 2003 and $1.8 million in 2002) and agency and commitment fees on our credit facilities ($0.8 million in 2003 and $0.6 million in 2002). In addition, in 2003 we incurred $1.0 million in expenses relating to a secondary stock offering (for which we did not receive any proceeds), and in 2002 we realized $1.5 million of income relating to a license fee settlement. See Note 8 to our Consolidated Financial Statements for details of the components of other expenses, net.

        The provision for income taxes for 2003 was at an effective rate of 34% compared to 34.5% in 2002.

  Year Ended December 31, 2002 Compared with Year Ended December 31, 2001

        Net sales were $1,062.0 million for the year ended December 31, 2002 compared to $1,103.8 million for 2001. Sales of interconnect products and assemblies decreased 2% compared to

2001 ($892.3 million in 2002 versus $906.8 million in 2001). Such decrease is primarily attributable to decreased sales (approximately $52.8 million) of products and interconnect systems for telecom infrastructure, datacom and industrial markets. These declines occurred primarily in North America and to a lesser extent in Europe and resulted from a generally slowing economy and a continuing slowdown in communication related markets. Major OEM customers that manufacture equipment for telecom infrastructure (including wireless) and internet related applications experienced a slowdown in purchases from system operators due to a variety of factors including the availability of capital and a shortfall from expectations of demand. Such declines were partially offset by increased sales (approximately $38.3 million) of products and interconnect systems for military aerospace, automotive and wireless handset markets. The increase in sales of military aerospace products (approximately $12 million), relates primarily to the acquisition of a backplane assembly business in North America. The increase in automotive sales (approximately $11 million) occurred primarily in North America and relates to the increasing use of electronic componentry in automobiles. The increase in sales in the wireless handset market (approximately $15 million), reflects the strong market for these products in Asia. Sales of cable products decreased 14% compared to 2001 ($169.7 million in 2002 versus $197.0 million in 2001). Such decrease is primarily attributable to a slowdown in capital spending by U.S. and international cable television operators.

        Geographically, sales in the U.S. in 2002 decreased approximately 7% compared to 2001 ($501.1 million in 2002 versus $538.9 million in 2001); international sales for 2002 decreased approximately 1% in U.S. dollars ($560.9 million in 2002 versus $564.8 million in 2001) and decreased approximately 3% in local currency compared to 2001. The comparatively weaker U.S. dollar in 2002 had the currency effect of increasing net sales by approximately $14.4 million when compared to foreign currency translation rates in 2001.

        The gross profit margin as a percentage of net sales (including depreciation in cost of sales) was 31% for 2002 compared to 33% for 2001. The decrease in gross profit margin is generally attributable to a difficult pricing environment, particularly in the communications markets, and the adverse effect on production costs of the lower sales volume, partially offset by cost reduction programs relating to purchased materials and services and a shift in headcount from high cost to low cost labor areas.

        Selling, general and administrative expenses were $152.9 million and $155.8 million in 2002 and 2001, respectively, and remained constant at approximately 14% of sales. Research and development expenditures increased approximately $1.6 million, reflecting increases in expenditures for new product development. Selling and marketing expenses remained constant at approximately 7% of sales. Shipping expense, which relates primarily to sales of cable products to the Broadband market, declined approximately $2.6 million, commensurate with sales declines for those products. Administrative expenses were down by approximately $1.5 million due to a reduction in compensation cost.

        Goodwill amortization expense was nil in 2002, as a result of adopting FAS No. 142; whereas goodwill amortization was $14.3 million in 2001.

        Interest expense was $45.9 million for 2002 compared to $56.1 million for 2001. The decrease is primarily attributable to lower average debt levels and lower interest rates.

        Other expenses, net for 2002 and 2001 was $5.4 million and $5.6 million, respectively. Other expenses, net, is comprised primarily of foreign currency transaction gains and losses ($2.7 million loss in 2002 and $1.4 million gain in 2001), reflecting the relative weakness of the U.S. dollar in 2002 and strength in 2001, program fees on sale of accounts receivable ($1.8 million in 2002 and $3.9 million in 2001), reflecting lower receivable sales and fee rates in 2002, minority interests ($1.8 million in 2002 and 2001) and agency and commitment fees on our credit facilities ($0.6 million in 2002 and $0.5 million in 2001). In addition, in 2002 we realized $1.5 million of income relating to a license fee settlement. See Note 8 to our Consolidated Financial Statements for details of the components of other expenses, net.

        The provision for income taxes for 2002 was at an effective rate of 34.5% compared to 38.2% in 2001. For 2001, the effective tax rate, excluding non-deductible goodwill amortization, was 35%.

Liquidity and Capital Resources

        Cash provided by operating activities totaled $159.4 million, $131.6 million, and $118.9 million for 2003, 2002 and 2001, respectively. The increase in cash from operating activities in 2003 compared to 2002 is primarily attributable to an increase in net income partially offset by a smaller reduction in the 2003 period in non-cash components of working capital. The increase in cash from operating activities in 2002 compared to 2001 is primarily attributable to a net decrease in non-cash components of working capital offset in part by a decrease in net income.

        The non-cash components of working capital decreased $1.0 million in 2003 due primarily to a $20.8 million increase in accounts payable, an operating reduction of $4.6 million in inventory, and an increase of $10.2 million in accrued liabilities partially offset by a $28.8 million increase in accounts receivable due to higher sales levels.

        The non-cash components of working capital decreased $15.8 million in 2002 due primarily to a $12.9 million decrease in inventory as inventory levels were reduced in response to lower sales levels.

        The non-cash components of working capital increased $10.0 million in 2001. Accounts receivable, accounts payable and accrued liabilities declined $74.9 million, $44.2 million and $34.5 million, respectively, for a net $3.8 million increase in the non-cash components of working capital. These reductions were driven primarily by lower sales volume, and in the case of accrued liabilities, increased income tax payments. Inventory increased approximately $2.8 million; inventory turnover which had improved to 4.6x in 2000 as sales levels significantly increased, returned to historical levels of approximately 3.5x in 2001. In addition, accrued interest declined $2.1 million.

        In 2003, accounts receivable increased $41.2 million to $172.5 million, due to an increase in sales levels, $9.5 million from acquired companies, and a $13.5 million increase due to translation resulting from the comparatively weaker U.S. dollar at December 31, 2003 compared to December 31, 2002, partially offset by a $10.6 million increase in sales of receivables (further discussed below). Days sales outstanding, computed before sales of receivables, remained constant at 66 days. Inventory increased $15.7 million to $221.4 million, primarily due to an increase of $12.9 million due to translation resulting from the comparatively weaker U.S. dollar at December 31, 2003 compared to December 31, 2002, and $7.4 million in inventory from acquired companies which more than offset the operating reduction of $4.6 million. Inventory turnover increased to 3.9x at December 31, 2003 from 3.5x at December 31, 2002. Deferred taxes and other assets decreased $9.4 million to $28.4 million reflecting the decrease in deferred taxes, the details of which are included in Note 3 to our Consolidated Financial Statements. Goodwill increased $29.5 million to $516.3 million as a result of acquisitions completed in 2003. Land and depreciable assets, net, increased $17.6 million to $178.3 million reflecting capital expenditures of $30.2 million, assets from acquisitions of approximately $11.6 million, an increase of $12.3 million due to translation resulting from the comparatively weaker U.S. dollar at December 31, 2003 compared to December 31, 2002, and depreciation of $36.5 million. Accounts payable and accrued salaries, wages and employee benefits increased $28.3 million and $6.5 million to $116.8 million and $31.1 million, respectively, due primarily to an increase in sales levels, liabilities from acquired companies and a $5.7 million and $1.7 million increase, respectively, due to translation resulting from the comparatively weaker U.S. dollar at December 31, 2003 compared to December 31, 2002. Other accrued liabilities increased $16.6 million to $56.1 million relating primarily to an increase in accrued income taxes, liabilities for the purchase of acquired companies and accruals relating to higher sales volume.

        Cash from operating activities was used for capital expenditures ($30.2 million, $18.8 million and $38.6 million in 2003, 2002 and 2001, respectively), and acquisitions ($51.1 million, $33.8 million and $60.5 million in 2003, 2002 and 2001, respectively).

        In 2003, cash from operating activities of $159.4 million, proceeds from the refinancing of $27.0 million, additional sales of receivables of $10.6 million and proceeds from exercise of stock options and related tax benefits of $35.9 million were used primarily to fund capital expenditures of $30.2 million, acquisitions of $51.1 million, an increase in cash on hand of $2.9 million and for a net debt reduction of $148.8 million. For 2002, cash from operating activities of $131.6 million, cash on hand of $7.3 million and proceeds from exercise of stock options and related tax benefits of $5.8 million were used to fund capital expenditures of $18.8 million, acquisitions of $13.0 million, a reduction in sales of receivables of $11.0 million and a net reduction in bank debt of $81.0 million.

        During the second quarter 2003, we completed a refinancing of our senior credit facilities. Borrowings of $625.0 million under a new bank loan agreement (Bank Agreement), described below, were used to repay $439.5 million outstanding under our previous bank agreement, redeem all outstanding senior subordinated notes totaling $148.7 million (including the call premium of $4.7 million) and to pay other fees and expenses associated with the refinancing of $8.9 million. A prepayment of the new bank loan of $37.0 million was made in June with excess borrowing proceeds and cash flow from operations and additional prepayments of $89.0 million were made in the second half of 2003. The refinancing had the effect of extending the maturity of our debt coming due in 2003 through 2007.

        Our new Bank Agreement includes a Term Loan, consisting of a Tranche A and B, and a $125.0 million revolving credit facility. At December 31, 2003, the Tranche A had a balance of $90.0 million and matures over the period 2006 to 2008, and the Tranche B had a balance of $409.0 million and matures in 2010. The revolving credit facility expires in 2008; availability under the facility at December 31, 2003 was $117.2 million, after a reduction of $7.8 million for outstanding letters of credit. Our interest rate on loans under the new Bank Agreement is LIBOR plus 200 basis points. The Bank Agreement is secured by a first priority pledge of 100% of the capital stock of our direct domestic subsidiaries and 65% of the capital stock of direct material foreign subsidiaries, as defined in the Bank Agreement. In addition, if our credit rating as assigned by Standard & Poor's or Moody's were to decline to BB-or Ba3, respectively, we would be required to perfect liens in favor of participants in the Bank Agreement in substantially all of our U.S. based assets. At December 31, 2003, our credit rating from Standard and Poor's was BB+ and from Moody's was Ba2. The Bank Agreement requires that we satisfy certain financial covenants including an interest coverage ratio of higher than 3x (EBITDA divided by interest expense) and a leverage test (Debt divided by EBITDA) lower than 3.8x. At December 31, 2003, such ratios as defined in the Bank Agreement, were 7.82x and 2.49x, respectively. The Bank Agreement also includes limitations with respect to, among other things, indebtedness in excess of $50.0 million for capital leases, $200.0 million for general indebtedness and $200.0 million for acquisition indebtedness, of which approximately $2.1 million, $0 and $0 were outstanding at December 31, 2003, and restricted payments, including dividends on our Common Stock, in excess of 50% of consolidated cumulative net income, or approximately $39 million at December 31, 2003. In conjunction with entering into the new Bank Agreement, we entered into interest rate swap agreements that fixed our LIBOR interest rate on $250.0 million and $150.0 million of floating rate bank debt at 2.44% and 1.24%, expiring in 2006 and 2004, respectively.

        Our primary ongoing cash requirements will be for operating and capital expenditures, product development activities and debt service. Our debt service requirements consist primarily of principal and interest on bank borrowings. Our primary sources of liquidity are internally generated cash flow, our revolving credit facility and the sale of receivables under our accounts receivable agreement. We expect that ongoing requirements for operating and capital expenditures, product development activities and debt service requirements will be funded from these sources; however, our sources of liquidity could be adversely affected by, among other things, a decrease in demand for our products, a deterioration in certain of our financial ratios or a deterioration in the quality of our accounts receivable.

        We expect that capital expenditures in 2004 will be approximately $40 million. Our required debt and capital lease amortization in 2004 is $10.7 million; our required cash interest payments for 2004, at current interest rates, are estimated at approximately $22 million. We may also use cash to fund part or all of the cost of future acquisitions. We have not paid, and do not have any present intention to commence payment of, cash dividends on our common stock; however, this policy will be reviewed on an ongoing basis. Management believes that our working capital position, ability to generate strong cash flow from operations and access to credit markets will allow us to meet our obligations for the next twelve months and the foreseeable future.

Accounts Receivable Securitization

        One of our subsidiaries has an agreement with a financial institution whereby the subsidiary can sell an undivided interest of up to $85.0 million in a designated pool of qualified accounts receivable. We service, administer and collect the receivables on behalf of the purchaser. The agreement includes certain covenants and provides for various events of termination. The agreement expires in May 2004. It is our intention to renew or replace the agreement at expiration on similar terms. At December 31, 2003, approximately $73.8 million of receivables were sold under the agreement and are therefore not reflected in the accounts receivable balance in the accompanying Consolidated Balance Sheet.

Environmental Matters

        Subsequent to the acquisition of Amphenol from Allied Signal Corporation in 1987 (Allied Signal merged with Honeywell International Inc., or Honeywell, in December 1999), we and Honeywell have been named jointly and severally liable as potentially responsible parties in relation to several environmental cleanup sites. We and Honeywell have jointly consented to perform certain investigations and remedial and monitoring activities at two sites and we and Honeywell have been jointly ordered to perform work at another site. The costs incurred relating to these three sites are currently reimbursed by Honeywell based on an agreement entered into in connection with the acquisition in 1987. For sites covered by this agreement, to the extent that conditions or circumstances occurred or existed at the time of or prior to the acquisition, Honeywell is obligated to reimburse us 100% of such costs. Honeywell representatives work closely with us in addressing the most significant environmental liabilities covered by the agreement. Management does not believe that the costs associated with resolution of these or any other environmental matters will have a material adverse effect on our financial condition or results of operations. The environmental investigation, remedial and monitoring activities identified by us, including those referred to above, are covered under the Honeywell agreement.

Inflation and Costs

        The cost of our products is influenced by the cost of a wide variety of raw materials, including precious metals such as gold and silver used in plating, aluminum, copper, brass and steel used for contacts, shells and cable; and plastic materials used in molding connector bodies, inserts and cable. In general, increases in the cost of raw materials, labor and services have been offset by price increases, productivity improvements and cost saving programs.

Risk Management

        We have to a significant degree mitigated our exposure to currency risk in our business operations by manufacturing and procuring our products in the same country or region in which the products are sold so that costs reflect local economic conditions. In other cases involving U.S. export sales, raw materials are a significant component of product costs for the majority of such sales and raw material costs are generally dollar based on a worldwide scale, such as basic metals and petroleum derived materials.

Stock Split

        On January 21, 2004, we announced a 2-for-1 stock split that will be effective for shareholders of record as of March 17, 2004. We expect the additional shares to be distributed on or before March 29, 2004. The share information included in this prospectus supplement or the accompanying prospectus does not reflect the effect of such stock split.

Recent Accounting Changes

        Effective January 1, 2003, we adopted Statement of Financial Accounting Standards No. 146 (FAS 146), "Accounting for Costs Associated with Exit or Disposal Activities." The statement addresses financial accounting and reporting for costs associated with exit or disposal activities and requires that a liability for such costs be recognized and measured in the period in which a liability is incurred. There was no effect on our Consolidated Financial Statements as a result of such adoption.

        In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." The Interpretation addresses the disclosures to be made by a guarantor in its financial statements about its obligations under guarantee. In addition, it also clarifies the requirements related to the recognition of a liability by a guarantor at the inception of a guarantee for the obligations the guarantor has undertaken in issuing that guarantee. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure provisions became effective December 15, 2002 and have no material impact on our Consolidated Financial Statements.

        In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 148 (FAS 148), "Accounting for Stock-Based Compensation—Transition and Disclosure." FAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of FAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. We have elected to continue to apply APB Opinion 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for stock options, and the disclosures required by FAS 123 and 148 are included in Notes 1 and 4 to our Consolidated Financial Statements.

        In January and December 2003, the Financial Accounting Standards Board issued Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities." It requires that the assets, liabilities and results of the activity of variable interest entities be consolidated into the financial statements of the company that has controlling financial interest. It also provides the framework for determining whether a variable interest entity should be consolidated based on voting interest or significant financial support provided to it. We adopted this interpretation in 2003 and there was no effect to our Consolidated Financial Statements as a result of such adoption.

        In April 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 149 (FAS 149), "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This statement amends and clarifies financial accounting and reporting for derivative instruments embedded in other contracts and for hedging activities under FAS 133, "Accounting for Derivative Instruments and Hedging Activities." This statement is effective for contracts entered into or modified after June 30, 2003, and did not have a material impact on our Consolidated Financial Statements.

        In May 2003, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards No. 150 (FAS 150), "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This statement establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. This statement is effective for financial instruments entered into or modified after May 31, 2003, and did not have a material impact on our Consolidated Financial Statements.

        In December 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 132R (FAS 132R), "Employers' Disclosures about Pensions and Other Postretirement Benefits." FAS 132R amends the disclosure requirements of FAS 132 to require additional disclosures about assets, obligations, cash flow and net periodic benefit cost. The statement is effective in 2003 and the related disclosures have been included in Note 5 to our Consolidated Financial Statements.

Pensions

        We and our domestic subsidiaries have a defined benefit pension plan ("Plan") covering substantially all U.S. employees. Plan benefits are generally based on years of service and compensation and are generally noncontributory. Certain foreign subsidiaries also have defined benefit plans covering their employees.

        The pension expense (credit) for all pension plans approximated $6.5 million, $0.7 million and $(0.3) million in 2003, 2002 and 2001, respectively, and is calculated based upon a number of actuarial assumptions established on January 1 of the applicable year, including an expected long-term rate of return on Plan assets. In developing the expected long-term rate of return assumption for the Plan, we evaluated input from our actuaries and investment consultants as well as long-term inflation assumptions. Projected returns by such consultants are based on broad equity and bond indices. We also considered our historical fourteen year compounded return of 11.4%, which has been in excess of these broad equity and bond benchmark indices. Our expected long-term rate of return on Plan assets is based on an asset allocation assumption of 60% with equity managers, with an expected long-term rate of return of 11%, 25% with fixed income managers, with an expected long-term rate of return of 6.75% and 15% with high yield bond managers, with an expected rate of return of 8.5%. As of December 31, 2003, our asset allocation was 63% with equity managers and 37% with fixed income managers, including high yield managers. We believe that our long-term asset allocation on average will approximate 60% with equity managers and 40% with fixed income managers. We regularly review our actual asset allocation and periodically rebalance our investments to our targeted allocation when considered appropriate. Based on this methodology, our expected long-term rate of return assumption is 9.5% for both 2003 and 2004.

        The discount rate used by us for valuing pension liabilities is based on a review of high quality corporate bond yields with maturities approximating the remaining life of the projected benefit obligations. The discount rate on this basis has decreased from 6.5% at December 31, 2002 to 6.15% at December 31, 2003. This will have the effect of increasing pension expense in 2004 by approximately $0.8 million. Although future changes to the discount rate are unknown, had the discount rate increased or decreased 50 basis points, the pension liability would have decreased $11.6 million or increased $12.8 million, respectively.

        The financial markets declined significantly in 2002, which had an adverse effect on Plan assets. This resulted in a $42.5 million non-cash charge to the accumulated other comprehensive loss account component of stockholders' equity. Such charge represented an increase in the accrued pension liabilities of $67.0 million, net of deferred taxes. We made a cash contribution to the Plan in 2003 of $10.0 million. The liability for accrued pension and post employment benefit obligations declined modestly in 2003 to $100.3 million from $102.4 million in 2002, as the positive impact on assets of improved investment returns was offset by the negative impact on accumulated liabilities of the reduction in the discount rate and the foreign currency translation effect for non-U.S. plans. We estimate that, based on current actuarial calculations, we will make a cash contribution to the pension plan in 2004 of approximately $10 million. Cash contributions in subsequent years will depend on a number of factors including the investment performance of Plan assets.

Critical Accounting Policies and Estimates

        The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are adjusted as new information becomes available. Our significant accounting policies are set forth below.

        Revenue Recognition—Sales and related cost of sales are recognized upon shipment of products. Allowances for estimated uncollectible accounts, discounts, returns and allowances are provided based upon historical experience, current trends and specific information which indicates that an allowance is appropriate.

        Inventories—Inventories are stated at the lower of standard cost, which approximates average cost, or market. Provisions for slow moving and obsolete inventory are provided based on historical experience and product demand. Should future product demand change, existing inventory could become slow moving or obsolete and provisions would be increased accordingly.

        Depreciable Assets—Property, plant and equipment are carried at cost less accumulated depreciation. The appropriateness and the recoverability of the carrying value of such assets are periodically reviewed taking into consideration current and expected business conditions. Historically, we have not had any significant impairments.

        The significant accounting policies are more fully described in Note 1 to our Consolidated Financial Statements.

Disclosures about contractual obligations and commitments

        The following table summarizes our known obligations to make future payments pursuant to certain contracts as of December 31, 2003, as well as an estimate of the timing in which such obligations are expected to be satisfied:

Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(dollars in thousands)
Long-Term Debt	$541,076	$9,588	$37,088	$85,092	$409,308
Capital Lease Obligations	1,883	1,091	792
Operating Leases	40,404	13,424	15,663	6,417	4,900
Purchase Obligations	58,199	57,220	870	109
Other Long-Term Liabilities	8,179	6,691	1,205	205	78

Total	$649,741	$88,014	$55,618	$91,823	$414,286

Quantitative and Qualitative Disclosures About Market Risk

        In the normal course of doing business, we are exposed to the risks associated with foreign currency exchange rates and changes in interest rates.

Foreign Currency Exchange Rate Risk

        We conduct business in several international currencies through our worldwide operations, and as a result are subject to foreign exchange exposure due to changes in exchange rates of the various currencies. Changes in exchange rates can positively or negatively affect our sales, gross margins and retained earnings. We attempt to minimize currency exposure risk by producing our products in the same country or region in which the products are sold and thereby generating revenues and incurring expenses in the same currency and by managing our working capital although there can be no assurance that this approach will be successful, especially in the event of a significant and sudden decline in the value of any of the international currencies of our worldwide operations. We do not engage in purchasing forward exchange contracts for speculative purposes.

Interest Rate Risk

        Relative to interest rate risk, we completed a refinancing of our senior credit facilities during the second quarter 2003 as discussed in liquidity and capital resources above. In conjunction with the refinancing, we entered into interest rate swap agreements that fixed our LIBOR interest rate on $250.0 million and $150.0 million of floating rate debt at 2.44% and 1.24%, expiring in 2006 and 2004, respectively. At December 31, 2003, our average LIBOR rate was 1.8%. A 10% change in the LIBOR interest rate at December 31, 2003 would have the effect of increasing or decreasing interest expense by approximately $0.1 million. We do not expect changes in interest rates to have a material effect on income or cash flows in 2004, although there can be no assurances that interest rates will not significantly change.

BUSINESS

OUR COMPANY

        We design, manufacture and market electrical, electronic and fiber optic connectors, interconnect systems and coaxial and flat-ribbon cable. The primary end markets for our products are:

  •
  communication systems for the converging technologies of voice, video and data communications;

  •
  a broad range of industrial applications including factory automation and motion control systems, medical and industrial instrumentation, mass transportation and natural resource exploration and automotive applications; and

  •
  commercial and military aerospace applications.

        For the fiscal year ended December 31, 2003, we reported net sales, operating income and net income of $1,239.5 million, $204.4 million and $104.0 million, respectively. The table below summarizes information regarding our primary markets and end applications for our products:

	Communications		Industrial/Automotive	Commercial and Military Aerospace
Percentage of Sales (2003)	49%		26%	25%
Primary End Applications	Voice		Factory automation	Military and Commercial Aircraft
	•	wireless handsets and	Instrumentation and	• avionics
		personal communication	medical systems	• engine controls
		devices	Automobile safety systems and	• flight controls
	•	base stations and other	other on-board electronics	• passenger related systems
		wireless and	Mass transportation
		telecommunications	Oil exploration	Missile systems
		infrastructure	Off-road construction	Battlefield communications
	•	broadband		Satellite and space programs
Video
	•	broadband cable television
networks and set top
converters
Data
	•	cable modems
	•	servers and storage systems
	•	computers, personal computers and related peripherals
	•	data networking equipment

        We design and manufacture connectors and interconnect systems which are used primarily to conduct electrical and optical signals for a wide range of sophisticated electronic applications. We have developed a broad range of connector and interconnect products for communications equipment applications including the converging voice, video and data communications markets. We also develop interconnect products for factory automation, machine tools, instrumentation and medical systems, mass transportation applications and automotive applications, including airbags, pretensioner seatbelts and other on board automotive electronics. In addition, we supply high performance, military-specification, circular environmental connectors that require superior performance and reliability under conditions of stress and in hostile environments. These conditions are frequently encountered in commercial and military aerospace applications and other demanding industrial applications, such as oil exploration, medical instrumentation and off-road construction.

        Our Times Fiber subsidiary produces coaxial cable for the cable television market. Our coaxial cable and connector products are used in cable television systems including full service cable television/telecommunication systems being installed by cable operators and telecommunication companies offering video, voice and data services. We also supply coaxial cable to the developing international cable television market.

Business Segments

        The following table sets forth the dollar amounts of our net trade sales for our business segments. For a discussion of factors affecting changes in sales by business segment and additional segment financial data, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 7 in our "Notes to Consolidated Financial Statements."

	Year Ended December 31,
	2003	2002	2001
	(dollars in thousands)
Net trade sales by business segment:
Interconnect products and assemblies	$1,071,968	$892,309	$906,799
Cable products	167,536	169,693	196,972

Total	$1,239,504	$1,062,002	$1,103,771

Net trade sales by geographic area(1):
United States operations	$555,918	$501,073	$538,938
International operations	683,586	560,929	564,833

Total	$1,239,504	$1,062,002	$1,103,771

(1)
Based on customer location to which product is shipped.

  Interconnect Products and Assemblies

        We produce a broad range of interconnect products and assemblies primarily for voice, video and data communication systems, commercial and military aerospace systems, automotive and mass transportation applications, and industrial and factory automation equipment. Interconnect products include connectors, which when attached to an electronic or fiber optic cable, a printed circuit board or other device, facilitate electronic or fiber optic transmission. Interconnect assemblies generally consist of a system of cable and connectors for linking electronic and fiber optic equipment. We design and produce a broad range of connector and cable assembly products used in communication applications, such as: engineered cable assemblies used in base stations for wireless communication systems and internet networking equipment; smart card acceptor devices used in mobile GSM telephones, cable modems and other applications to facilitate reading data from smart cards; fiber optic couplers and connectors used in fiber optic signal transmission; input/output connectors and assemblies used for servers and data storage devices and linking personal computers and peripheral equipment; and sculptured flexible circuits used for integrating printed circuit boards in communication applications. We also design and produce a broad range of radio frequency connector products used in telecommunications, computer and office equipment, instrumentation equipment, local area networks and automotive electronics. Our radio frequency interconnect products and assemblies are also used in base stations, mobile communication devices and other components of cellular and personal communications networks.

        We supply high performance, military-specification, circular environmental connectors. Such connectors require superior performance and reliability under conditions of stress and in hostile environments. High performance environmental connectors and interconnect systems are generally used to interconnect electronic and fiber optic systems in sophisticated aerospace, military, commercial and industrial equipment. These applications present demanding technological requirements in that the connectors can be subject to rapid and severe temperature changes, vibration, humidity and nuclear radiation. Frequent applications of these connectors and interconnect systems include aircraft, guided missiles, radar, military vehicles, equipment for spacecraft, energy, medical instrumentation, geophysical applications and off-road construction equipment. We also design and produce industrial interconnect products used in a variety of applications such as factory automation equipment, mass transportation applications including railroads and marine transportation; and automotive safety products including interconnect devices and systems used in automotive airbags, pretensioner seatbelts, antilock braking systems and other on board automotive electronic systems. We also design and produce highly-engineered cable and backplane assemblies. Such assemblies are specially designed by us in conjunction with OEM customers for specific applications, primarily for computer, wired and wireless communication systems, office equipment and aerospace applications. The cable assemblies utilize our connector and cable products as well as components purchased from others.

  Cable Products

        We design, manufacture and market coaxial cable primarily for use in the cable television industry. We manufacture two primary types of coaxial cable: semi-flexible, which has an aluminum tubular shield, and flexible, which has one or more braided metallic shields. Semi-flexible coaxial cable is used in the trunk and feeder distribution portion of cable television systems, and flexible cable (also known as drop cable) is used primarily for hookups from the feeder cable to the cable television subscriber's residence. Flexible cable is also used in other communication applications. We have also developed a broad line of radio frequency connectors for coaxial cable and fiber optic interconnect components for full service cable television/telecommunication networks.

        The rapid development in fiber optic technologies, digital compression (which allows several channels to be transmitted within the same bandwidth that a single analog channel requires) and other communication technologies, including our development of higher capacity coaxial cable, have resulted in technologies that enable cable television systems to provide channel capacity in excess of 500 channels. Such expanded channel capacity, along with other component additions, permit cable operators to offer full service networks with a variety of capabilities including near video-on-demand, pay-per-view special events, home shopping networks, interactive entertainment and education services, telephone services and high-speed access to data resources such as the Internet. With respect to expanded channel capacity systems, cable operators have generally adopted, and we believe that for the foreseeable future will continue to adopt, a cable system using both fiber optic cable and coaxial cable. Such systems combine the advantages of fiber optic cable in transmitting clear signals over a long distance without amplification, with the advantages of coaxial cable in ease of installation, low cost and compatibility with the receiving components of the customer's communication devices. We believe that while system operators are likely to increase their use of fiber optic cable for the trunk and feeder portions of the cable systems, there will be an ongoing need for high capacity coaxial cable for the local distribution and street-to-the-home portions of the cable system. In addition, U.S. cable system designs are increasingly being employed in international markets where cable television penetration is generally lower than in the U.S.

        We also produce flat-ribbon cable, a cable made of wires assembled side by side such that the finished cable is flat. Flat-ribbon cable is used to connect internal components in systems with space and component configuration limitations. The product is used in computer and office equipment components as well as in a variety of telecommunication applications.

International Operations

        Approximately 55% of our sales for the year ended December 31, 2003 were outside the United States. Approximately 48% of our international sales were in Europe. We have manufacturing and assembly facilities in the United Kingdom, Germany, France, the Czech Republic, and Estonia and

sales offices in most European markets. The balance of our international activities are located in Asia, Canada, Latin America and Australia. Asian operations include manufacturing facilities in Japan, Taiwan, China, Korea, India and Malaysia. Our international manufacturing and assembly facilities generally serve the respective local markets and coordinate product design and manufacturing responsibility with our other operations around the world. We have low cost manufacturing and assembly facilities in Mexico, China, India and Eastern Europe to serve regional and world markets.

Customers

        Our products are used in a wide variety of applications by numerous customers, the largest of which accounted for approximately 3% of net sales for the year ended December 31, 2003. We sell our products to over 10,000 customer locations worldwide. Our products are sold both directly to OEMs, contract manufacturers, cable system operators, telecommunication companies and through manufacturers' representatives and distributors. There has been a trend on the part of OEM customers to consolidate their lists of qualified suppliers to companies that have a global presence, can meet quality and delivery standards, have a broad product portfolio and design capability, and have competitive prices. We have focused our global resources to position ourself to compete effectively in this environment. We have concentrated our efforts on service and productivity improvements including advanced computer aided design and manufacturing systems, statistical process controls and just-in-time inventory programs to increase product quality and shorten product delivery schedules. Our strategy is to provide comprehensive design capabilities, a broad selection of products and a high level of service in the areas in which we compete. We have achieved a preferred supplier designation from many of our OEM customers.

        Our sales to distributors represented approximately 20% of our 2003 sales. Our recognized brand names, including "Amphenol," "Times Fiber," "Tuchel," "Socapex," "Sine," "Spectra-Strip," "Pyle-National," "Matrix," "Kai Jack" and others, together with our strong connector design-in position (products that are specified in customer drawings), enhance our ability to reach the secondary market through our network of distributors.

Manufacturing

        We employ advanced manufacturing processes including molding, stamping, plating, turning, extruding, die casting and assembly operations as well as proprietary process technology for flat-ribbon and coaxial cable production. Our manufacturing facilities are generally vertically integrated operations from the initial design stage through final design and manufacturing. Outsourcing of certain fabrication processes is used when cost-effective. Substantially all of our manufacturing facilities are certified to the ISO9000 series of quality standards.

        We employ a global manufacturing strategy to lower our production costs and to improve service to our customers. We source our products on a worldwide basis with manufacturing and assembly operations in the Americas, Europe, Asia and Australia. To better serve high volume OEM customers, we have established just-in-time facilities near major customers.

        Our policy is to maintain strong cost controls in our manufacturing and assembly operations. We are continually evaluating and adjusting our expense levels and workforce to reflect current business conditions and maximize the return on capital investments.

        We purchase a wide variety of raw materials for the manufacture of our products, including precious metals such as gold and silver used in plating, aluminum, brass, steel, copper and bimetallic products used for cable, contacts and connector shells; and plastic materials used for cable and connector bodies and inserts. Such raw materials are generally available throughout the world and are purchased locally from a variety of suppliers. We are not dependent upon any one source for raw materials, or if one source is used we attempt to protect ourselves through long-term supply agreements.

Research and Development

        Our research and development expense for the creation of new and improved products and processes was $26.4 million, $24.2 million and $22.6 million for 2003, 2002 and 2001, respectively. Our research and development activities focus on selected product areas and are performed by individual operating divisions. Generally, the operating divisions work closely with OEM customers to develop highly-engineered products and systems that meet customer needs. We focus our research and development efforts primarily on those product areas that we believe have the potential for broad market applications and significant sales within a one-to-three year period.

Trademarks and Patents

        We own a number of active patents worldwide. We also regard our trademarks "Amphenol," "Times Fiber," "Tuchel," "Socapex," "Sine," "Spectra-Strip," "Pyle-National," "Matrix," "Kai Jack" and others to be of value in our businesses. We have exclusive rights in all our major markets to use these registered trademarks. While we consider our patents and trademarks to be valuable assets, we do not believe that our competitive position is dependent on patent or trademark protection or that our operations are dependent on any individual patent or trademark.

Competition

        We encounter competition in substantially all areas of our business. We compete primarily on the basis of engineering, product quality, price, customer service and delivery time. Competitors include large, diversified companies, some of which have substantially greater assets and financial resources than we do, as well as medium to small companies.

Backlog

        We estimate that our backlog of unfilled orders was $262 million and $224 million at December 31, 2003 and 2002, respectively. Orders typically fluctuate from quarter to quarter based on customer demands and general business conditions. Unfilled orders may be cancelled prior to shipment of goods. It is expected that all or a substantial portion of the backlog will be filled within the next 12 months. Significant elements of our business, such as sales to the cable television industry, distributors, the computer industry, and other commercial customers, generally have short lead times. Therefore, backlog may not be indicative of future demand.

Employees

        As of December 31, 2003, we had approximately 13,900 full-time employees worldwide. Of these employees, approximately 9,200 were hourly employees and the remainder were salaried. We had a one week strike in October 1995 at our Sidney, New York facility relating to the renewal of the labor contract at that facility with the International Association of Machinists and Aerospace Workers. We have not had any other significant work stoppages in the past ten years. We believe that we have a good relationship with our unionized and non-unionized employees.

MANAGEMENT

        The following table sets forth the name, age as of December 31, 2003 and position of our directors and executive officers.

Name	Age	Position
Martin H. Loeffler	59	Chairman of the Board, Chief Executive Officer, President and Director
Edward G. Jepsen	60	Executive Vice President and Chief Financial Officer
Timothy F. Cohane	51	Senior Vice President
Edward C. Wetmore	47	Secretary and General Counsel
Diana G. Reardon	44	Controller and Treasurer
Andrew M. Clarkson	66	Director
James H. Greene, Jr.	53	Director
Henry R. Kravis	60	Director
Andrew E. Lietz	65	Director
Marc S. Lipschultz	35	Director
Michael W. Michelson	52	Director
Scott C. Nuttall	31	Director
Dean H. Secord	68	Director

        Martin H. Loeffler has been a Director of Amphenol since December 1987 and Chairman of the Board since May 1997. He has been Chief Executive Officer since May 1996 and President since July 1987.

        Edward G. Jepsen has been Executive Vice President and Chief Financial Officer of Amphenol since May 1989 and prior thereto Senior Vice President and Director of Finance since November 1988.

        Timothy F. Cohane has been Senior Vice President of Amphenol since December 1994 and prior thereto a Vice President since 1991.

        Edward C. Wetmore has been Secretary and General Counsel of Amphenol since 1987.

        Diana G. Reardon has been Treasurer of Amphenol since March 1992 and Controller since July 1994 and prior thereto Assistant Controller since June 1988.

        Andrew M. Clarkson is currently actively employed as an independent business consultant. He was a Director of AutoZone, Inc. from 1986 to 2001 and also served as Chairman of the Finance Committee of AutoZone, Inc. from 1995 to 2001.

        James H. Greene, Jr. has been a Member of the limited liability company which serves as the general partner of KKR since 1996. He was a General Partner of KKR from 1993 to 1995. He is also a Director of Accuride Corporation, Alliance Imaging, Inc., Owens-Illinois, Inc., Safeway Inc., Shoppers Drug Mart Corporation and Zhone Technologies, Inc.

        Henry R. Kravis is a Founding Partner of KKR and since January 1996 a Managing Member of the Executive Committee of the limited liability company which serves as the general partner of Kohlberg

Kravis Roberts & Co., L.P. He is also a Director of Alliance Imaging, Inc., Borden Chemical, Inc., The Boyds Collection, Ltd., KinderCare Learning Centers, Inc., KSL Recreation Corporation, PRIMEDIA Inc. and Willis Group Holdings Limited.

        Andrew E. Lietz is Managing Director of Rye Capital Management, LLC. He was President and Chief Executive Officer of Hadco Corporation from 1995 until 2000. He is also a Director of Omtool, Ltd. and Safeguard Scientifics, Inc.

        Marc S. Lipschultz has been a Member of the limited liability company which serves as the General Partner of KKR since 2004 and was an Executive at KKR from 1995 to 2003. Prior thereto, he was an investment banker with Goldman, Sachs & Co. He is also a Director of The Boyds Collection, Ltd.

        Michael W. Michelson has been a Member of the limited liability company which serves as the General Partner of KKR since 1996 and was a General Partner of KKR from 1987 to 1995. He is a Director of Alliance Imaging, Inc., KinderCare Learning Centers, Inc. and Owens-Illinois, Inc.

        Scott C. Nuttall has been an Executive at KKR since November 1996. He is also a Director of Alea Group Holdings (Bermuda) Ltd., Bristol West Holdings, Inc., Kinder-Care Learning Centers, Inc., Walter Industries, Inc. and Willis Group Holdings Limited.

        Dean H. Secord is currently actively employed as an independent business consultant. He served as an international audit partner of PricewaterhouseCoopers through July 2001.

SELLING STOCKHOLDERS

        The following table sets forth information with respect to the beneficial ownership of our common stock as of January 31, 2004 by each of the selling stockholders and the number of shares to be sold hereunder. The information in the table assumes that the underwriters do not exercise their overallotment option to purchase up to an additional 1,200,000 shares of Class A common stock from the selling stockholders.

        Unless otherwise indicated, the address of each person named in the table below is Amphenol Corporation, 358 Hall Avenue, Wallingford, CT 06492. The amounts and percentages of Class A common stock beneficially owned are reported on the basis of regulations of the Securities and Exchange Commission governing the determination of beneficial ownership of securities. Under the rules of the Commission, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of such security, or "investment power," which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. In addition, the amounts of Class A common stock and percentage as reported in the table include shares issuable upon the exercise of unvested options awarded under our prior and current stock purchase and option plans. The percentage of our share capital before and after this offering is based on 44,241,236 shares of Class A common stock outstanding after the conclusion of this offering. On January 19, 2004, the company approved a 2-for-1 stock split for shareholders of record as of March 17, 2004. The company expects the additional shares will be distributed on or about March 29, 2004. These numbers and all share and per share numbers in this prospectus supplement and the accompanying prospectus do not reflect the effect of the stock split expected to be completed on March 29, 2004.

	Shares Beneficially Owned (2)			Shares Beneficially Owned After Sale of Shares (3)
Name and Address			Shares to be Sold Hereunder
	Number	%		Number	%
KKR Associates 1996 L.P. (1) c/o Kohlberg Kravis Roberts & Co., L.P. 9 West 57th Street New York, New York 10019	11,910,628	27.19%	7,560,000	4,350,628	9.83%
Timothy F. Cohane (4)(5)	416,192	*	120,000	296,192	*
James H. Greene, Jr. (6)(7)	11,910,628	27.19	7,560,000	4,350,628	9.83
Edward G. Jepsen (4)(5)	493,835	1.13	120,000	373,835	*
Henry R. Kravis (6)(7)	11,910,628	27.19	7,560,000	4,350,628	9.83
Marc S. Lipschultz (6)	11,910,628	27.19	7,560,000	4,350,628	9.83
Martin H. Loeffler (4)(5)	1,069,285	2.44	200,000	869,285	1.96
Michael W. Michelson (6)(7)	11,910,628	27.19	7,560,000	4,350,628	9.83
Scott C. Nuttall (6)	—	—	—	—	—

*
Less than 1%.

(1)
Shares of Class A Common Stock shown, as owned by KKR, are owned of record by three limited partnerships affiliated with KKR, KKR 1996 Fund L.P. (9,384,477 shares), NXS Associates L.P. (2,446,932 shares) and KKR Partners II L.P. (79,219 shares). Messrs. James H. Greene, Jr., Henry R. Kravis, Marc S. Lipschultz and Michael W. Michelson (directors of Amphenol), and Todd A. Fisher, Edward A. Gilhuly, Perry Golkin, Johannes P. Huth, Alex Navab, Jr., Paul E. Raether, Jacques Garaialde, George R.

  Roberts and Scott M. Stuart, as members of the limited liability company which serves as the general partner of KKR, may be deemed to share beneficial ownership of the shares of the Class A common stock shown as beneficially owned by KKR. Mr. Roberts was a director of Amphenol until April 1, 2003. Each of these individuals disclaims beneficial ownership of such shares, other than to the extent of his economic interest in such partnerships.

(2)
The share ownership amounts and percentages for Messrs. Loeffler, Jepsen and Cohane reflected in this column include shares which are not presently owned by such individuals but which would be issuable upon the exercise of unvested options owned by them. Excluding such shares, Messrs. Loeffler, Jepsen and Cohane beneficially own 676,485, 335,935 and 314,392 shares, respectively, which would constitute 1.53%, 0.76% and 0.71%, respectively, of the outstanding shares of Class A common stock on January 31, 2004.

(3)
The share ownership amounts and percentages for Messrs. Loeffler, Jepsen and Cohane reflected in this column include shares which are not presently owned by such individuals but which would be issuable upon the exercise of unvested options owned by them. Excluding such shares, after the sale of the maximum number of shares Messrs. Loeffler, Jepsen and Cohane would beneficially own 476,485, 215,935 and 194,392 shares, respectively, which would constitute 1.08%, 0.49% and 0.44%, respectively, of the outstanding shares of Class A common stock on January 31, 2004.

(4)
Mr. Loeffler is the Chairman, Chief Executive Officer and President of the Company, Mr. Jepsen is Executive Vice President and Chief Financial Officer of the Company and Mr. Cohane is a Senior Vice President of the Company.

(5)
Messrs. Loeffler, Jepsen and Cohane entered into Management Stockholder's Agreements with Amphenol on May 19, 1997 and each were awarded 673,076, 461,538 and 461,538 options, respectively, to acquire Amphenol shares under the 1997 Option Plan for Key Employees of Amphenol and Subsidiaries (the "1997 Option Plan"). Messrs. Loeffler, Jepsen and Cohane also received additional option awards in 1998 and 1999 under the 1997 Option Plan. The significant transfer restrictions of the Management Stockholder's Agreement on any shares acquired upon exercise of options awarded under the 1997 Option Plan expired on May 19, 2002. Pursuant to new Management Stockholder's Agreements entered into under the 2000 Stock Purchase and Option Plan for Key Employees of Amphenol and Subsidiaries (the "2000 Option Plan"), Messrs. Loeffler, Jepsen and Cohane agreed to retain ownership of 41,666, 33,333 and 33,333 Amphenol shares or vested options under the 1997 Option Plan, respectively, until at least June 6, 2005 and received awards of 167,000, 117,000 and 117,000 stock options, respectively, under the 2000 Option Plan. Messrs. Loeffler, Jepsen and Cohane also received additional option awards under the 2000 Option Plan in 2001, 2002 and 2003 under the Amended 2000 Stock Purchase and Option Plan for Key Employees of Amphenol and Subsidiaries (the "Amended 2000 Option Plan"). Such retained shares are subject to significant transfer restrictions until June 2005. The share ownership amounts for Messrs. Loeffler, Jepsen and Cohane reflected in this table include (i) 652,448, 335,935 and 314,392 shares, respectively, which are not presently owned by such individuals but which would be issuable upon the exercise of stock options which are currently exercisable or exercisable within 60 days of January 31, 2004 and (ii) 392,800, 157,900 and 101,800 shares, respectively, which are not presently owned by such individuals but which would be issuable upon the exercise of unvested stock options.

(6)
The share ownership amounts for Messrs. Greene, Kravis, Lipschultz, Michelson and Nuttall reflected in this table do not include any shares of Class A common stock which may be issued pursuant to the Amphenol Corporation Directors' Deferred Compensation Plan. The cumulative balance in Messrs. Kravis, Lipschultz and Michelson's Directors' Deferred Compensation accounts as of January 31, 2004 is 6,280 unit shares each. Mr. Nuttall was appointed to the Board of Directors on January 24, 2001 and the cumulative balance in his Directors' Deferred Compensation accounts as of January 31, 2004 is 2,211 unit shares. Mr. Greene was appointed to the Board of Directors on April 1, 2003 and the cumulative balance in his Directors' Deferred Compensation accounts as of January 31, 2004 is 422 unit shares. Messr. Nuttall is a director of Amphenol and an executive of KKR.

(7)
Messrs. Greene, Kravis, Lipschultz and Michelson disclaim beneficial ownership of such shares except to the extent of their respective economic interests in the partnerships owning such shares.

        If the underwriters exercise their overallotment option to purchase up to an additional 1,200,000 shares of Class A common stock, the KKR affiliates will sell any such shares. Upon the sale of all such shares, the KKR affiliates will beneficially own 3,150,628 shares which would constitute approximately 7.1% of the outstanding shares of Class A common stock on January 31, 2004.

SHARES ELIGIBLE FOR FUTURE SALE

        Our Class A common stock trades on the New York Stock Exchange under the symbol "APH." Future sales of substantial amounts of our Class A common stock, including shares issued upon the exercise of outstanding options, in the public market could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities. Sales of our Class A common stock in the public market after the restrictions, described below, lapse, or the perception that such sales may occur, could adversely affect the prevailing market price.

        Upon completion of this offering, we will have outstanding 44,241,236 shares of Class A common stock, without taking into account 1,545,414 shares that may be issued upon exercise of options outstanding after the conclusion of this offering.

        The 8,000,000 shares of Class A common stock being sold in this offering will be freely tradeable (other than by an affiliate of our company as that term is defined in the Securities Act of 1933, or Securities Act) without restriction or registration under the Securities Act. All of our shares held by our principal stockholders, directors and officers will be restricted securities within the meaning of Rule 144 and may be sold in the public market only if registered or sold under an exemption from registration under the Securities Act, including the exemption provided by Rule 144.

        We, our directors and each of the selling shareholders have agreed, subject to certain exceptions, not to dispose of or hedge any shares of our Class A common stock or any securities convertible into or exchangeable for our Class A common stock without the prior written consent of Morgan Stanley & Co. Incorporated, Citigroup Global Markets Inc. and UBS Securities LLC for a period of 90 days from the date of this prospectus supplement. Morgan Stanley & Co. Incorporated, Citigroup Global Markets Inc. and UBS Securities LLC in their sole discretion may release any of the securities subject to these arrangements at any time without notice.

        As of January 31, 2004, there were 1,961,377 shares that may be issued upon the exercise of currently vested stock options. The selling stockholders will exercise 415,963 existing stock options and sell those shares in this offering. Such selling stockholders have agreed that, for a period of 90 days from the date of this prospectus supplement, they will not, without the prior written consent of Morgan Stanley & Co. Incorporated, Citigroup Global Markets Inc. and UBS Securities LLC, exercise and sell any additional shares, including 886,812 shares that could be acquired upon the exercise of currently vested stock options. The balance of 658,602 shares issuable upon the exercise of currently vested stock options is not or, upon completion of the offering, will not be, subject to any transfer restrictions and may be immediately sold in the open market. This includes 140,945 shares issuable upon the exercise of options under our 1997 Option Plan, under which transfer restrictions have lapsed, 513,757 shares issuable upon the exercise of options under our 2000 Option Plan, whose transfer restrictions were released in consideration for waivers of piggyback registration rights in connection with our August 2003 offering of common stock and 3,900 shares issuable upon the exercise of options under our 2000 Option Plan, whose transfer restrictions will be released in consideration for waivers of piggyback registration rights in connection with this offering of common stock.

        In general, under Rule 144 as currently in effect, a person, or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year, including a person who may be deemed an affiliate of ours, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  •
  1% of the number of the shares then outstanding, which is approximately 442,412 shares assuming no exercise of outstanding options; or

  •
  The average weekly trading volume of the shares of our Class A common stock on the New York Stock Exchange during the four calendar weeks before the filing of a Form 144 with the respect to that sale.

        Sales under Rule 144 are also subject to requirements relating to manner of sale, notice and availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any previous owner except an affiliate of ours, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

        In addition, we have filed registration statements on Form S-8 under the Securities Act, which covered all shares of our Class A common stock reserved for issuance under our various stock incentive plans. Shares registered under these registration statements are available for sale in the open market unless these shares are subject to vesting restrictions.

        We also may issue shares of our Class A common stock from time to time as consideration for future acquisitions and investments. In the event any such acquisition or investment is significant, the number of shares that we may issue may in turn be significant. In addition, we may also grant registration rights covering those shares in connection with any such acquisitions and investments.

CERTAIN UNITED STATES TAX CONSEQUENCES TO NON-US HOLDERS

        The following summary describes the material United States federal income and estate tax consequences of the purchase, ownership and disposition of our Class A common stock by a "non-U.S. holder," as defined below, as of the date of this prospectus. This discussion does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their personal circumstances. Special rules may apply to certain non-U.S. holders, such as United States expatriates, "controlled foreign corporations," "passive foreign investment companies," "foreign personal holding companies," corporations that accumulate earnings to avoid United States federal income tax, and investors in pass-through entities that are subject to special treatment under the Internal Revenue Code of 1986, which we refer to as the "Code." These non-U.S. holders should consult their own tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them. Furthermore, the discussion below is based upon the provisions of the Code, and United States Treasury regulations, rulings and judicial decisions under the Code as of the date of this prospectus, all of which may be repealed, revoked modified, or subject to differing interpretation with possible retroactive effect, so as to result in United States federal income and estate tax consequences different from those discussed below. Persons considering the ownership of our Class A common stock should consult their own tax advisors concerning the United States federal income and estate tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

        If a partnership holds our Class A common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Persons who are partners of partnerships holding our Class A common stock should consult their tax advisors.

        As used in this section of the prospectus, a "non-U.S. holder" of our Class A common stock means a beneficial owner, other than an entity treated as a partnership, that is not any of the following for United States federal income tax purposes:

  •
  a citizen or resident of the United States,

  •
  a corporation created or organized in or under the laws of the United States or any political subdivision of the United States,

  •
  an estate the income of which is subject to United States federal income taxation regardless of its source or

  •
  a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

Dividends

        Dividends paid to a non-U.S. holder of our Class A common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States and, where a tax treaty applies, are attributable to a United States permanent establishment of the non-U.S. holder, are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

        A non-U.S. holder of our Class A common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends, will be required to (a) complete Internal Revenue Service Form W-8BEN or other applicable form and certify under penalty of perjury that such holder is not a United States person or (b) if the Class A common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are entities rather than individuals.

        A non-U.S. holder of our Class A common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Our Class A Common Stock

        A non-U.S. holder generally will not be subject to United States federal income tax with respect to gain recognized on a sale or other disposition of our Class A common stock unless one of the following applies:

  •
  the gain is effectively connected with a trade or business of the non-U.S. holder in the United States, and, where a tax treaty applies, is attributable to a United States permanent establishment of the non-U.S. holder,

  •
  in the case of a non-U.S. holder who is an individual and holds the Class A common stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, or

  •
  we are or have been a "United States real property holding corporation" for United States federal income tax purposes.

        An individual non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

        We believe we are not, and do not anticipate becoming, a "United States real property holding corporation" for United States federal income tax purposes.

Federal Estate Tax

        Class A common stock held by an individual non-U.S. holder at the time of death will be included in such holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

        We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

        A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder, and the payor does not have actual knowledge or reason to know that such holder is a United States person, or such holder otherwise establishes an exemption.

        Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our Class A common stock within the United States or conducted through United States-related financial intermediaries unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder, and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person, or such owner otherwise establishes an exemption.

        Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder's United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.

UNDERWRITING

        Subject to the terms and conditions contained in an underwriting agreement, dated                  , 2004, the underwriters named below, who are represented by Morgan Stanley & Co. Incorporated, Citigroup Global Markets Inc. and UBS Securities LLC, have severally agreed to purchase from the selling stockholders the number of shares set forth opposite their names below:

Underwriters:	Number of shares
Morgan Stanley & Co. Incorporated
Citigroup Global Markets Inc.
UBS Securities LLC
Lehman Brothers Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
RBC Capital Markets Corporation
Deutsche Bank Securities Inc.
J.P. Morgan Securities Inc.
Thomas Weisel Partners LLC
Cazenove & Co. Limited
Stifel, Nicolaus & Company, Incorporated
Tri-Artisan Partners LLC
The Shemano Group
Total

        The underwriting agreement provides that the obligations of the underwriters to purchase and accept delivery of the shares included in this offering are subject to approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to purchase and accept delivery of all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

        The underwriters propose to initially offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to certain dealers at the public offering price less a concession not in excess of $      per share. The underwriters may allow, and these dealers may re-allow, a concession not in excess of $      per share on sales to some other dealers. After the initial offering of the shares to the public, the representatives of the underwriters may change the public offering price and these concessions. The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

        The following table shows the underwriting fees that the selling stockholders will pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of Class A common stock.

Paid by the Selling Stockholders
	No Exercise	Full Exercise
Per share	$	$
Total	$	$

        We will pay the offering expenses, estimated to be $510,000.

        The selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of the underwriting agreement, to purchase up to 1,200,000 additional shares at the public offering price less the underwriting fees. The underwriters may exercise this option solely to cover over-allotments, if any, made in connection with this offering. To the extent that the underwriters exercise this option, each underwriter will become obligated, subject to some conditions, to purchase a number of additional shares approximately proportionate to that underwriter's initial purchase commitment.

        Amphenol and the selling stockholders have agreed to indemnify the underwriters against some civil liabilities, including liabilities under the Securities Act of 1933 or to contribute to payments that the underwriters may be required to make in respect of any of these liabilities.

        Each of Amphenol, its directors, the selling stockholders and KKR and its affiliates has agreed that, for a period of 90 days from the date of this prospectus, they will not, without the prior written consent of Morgan Stanley & Co. Incorporated, Citigroup Global Markets Inc. and UBS Securities LLC:

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for Class A common stock, or

  •
  enter into any swap or other arrangements that transfers all or a portion of the economic consequences associated with the ownership of any Class A common stock.

        Each of the above transfer restrictions will apply regardless of whether a covered transaction is to be settled by the delivery of Class A common stock or other securities, in cash or otherwise. During the 90-day period, Amphenol may grant stock options pursuant to existing stock option plans, issue shares upon the exercise of an option or warrant or the conversion of some securities and issue shares as consideration for some acquisitions made by Amphenol or its subsidiaries. In addition, during the 90-day period, we have agreed not to file any registration statement with respect to, and each of our directors, the selling stockholders and KKR and its affiliates has agreed not to make any demand for, or exercise any right with respect to, the registration of any shares of Class A common stock or any securities convertible into or exercisable for Class A common stock without the prior written consent of Morgan Stanley & Co. Incorporated, Citigroup Global Markets Inc. and UBS Securities LLC.

        Other than in the United States, no action has been taken by us, the selling stockholders or the underwriters that would permit a public offering of the shares of Class A common stock included in this offering in any jurisdiction where action for that purpose is required. The shares included in this offering may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisement in connection with the offer and sale of any of these shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of such jurisdiction. Persons who receive this prospectus are advised to inform themselves about and to observe any restrictions relating to the offering of the Class A common stock and the distribution of this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy any shares of Class A common stock included in this offering in any jurisdiction where that would not be permitted or legal.

        The underwriters or their affiliates have provided or may in the future provide investment banking or other financial advisory services to KKR and its affiliates and/or to us and our affiliates in the ordinary course of business, for which they have received and are expected to receive customary fees and expenses.

        In connection with this offering, some underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A common stock. Specifically, the underwriters may overallot this offering, creating a syndicate short position. In addition, the underwriters may bid for and purchase shares of Class A common stock in the open market to cover syndicate short positions or to stabilize the price of the Class A common stock. These activities may stabilize or maintain the market price of the Class A common stock above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

        In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

LEGAL MATTERS

        The validity of the shares of Class A common stock offered hereby will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York and for the underwriters by Latham & Watkins LLP. Certain partners of Simpson Thacher & Bartlett LLP and Latham & Watkins LLP, and members of their families, related persons and others have an indirect interest, through limited partnerships, who are investors in KKR 1996 Fund L.P., in less than 1% of the Class A common stock. In addition, Simpson Thacher & Bartlett LLP and Latham & Watkins LLP have in the past provided, and may continue to provide, legal services to KKR and its affiliates, including KKR 1996 Fund L.P.

EXPERTS

        The financial statements included and incorporated by reference in this prospectus from the Company's Annual Report on Form 10-K for the year ended December 31, 2003 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports which are included and incorporated by reference herein (which reports express an unqualified opinion and include an explanatory paragraph referring to the adoption of Statement of Financial Accounting Standards No. 142), and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Available Information

        We file reports, proxy statements and other information with the SEC. You may read and obtain copies of this information by mail from the Public Reference Room of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Further information on the operation of the SEC's Public Reference Room in Washington, D.C. can be obtained by calling the SEC at 1-800-SEC-0330.

        Our Internet website is www.amphenol.com. On the Investor Info page of that website, we provide access to all of our SEC filings free of charge, as soon as reasonably practicable after filing with the SEC. Additionally, our SEC filings are available at the SEC's website (www.sec.gov).

        Our Class A common stock is listed on the New York Stock Exchange (symbol: APH), and reports, proxy statements and other information concerning us can also be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005. In addition, reports, proxy statements and other information concerning our company can be inspected at our offices at 358 Hall Avenue, Wallingford, Connecticut 06492. Our Internet website at www.amphenol.com contains information concerning us. The information at our Internet website is not incorporated in this prospectus supplement and the accompanying prospectus by reference, and you should not consider it a part of this prospectus supplement or the accompanying prospectus.

Incorporation by Reference

        We will "incorporate by reference" information into this prospectus supplement and the accompanying prospectus by disclosing important information to you by referring you to another document that is filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus supplement and the accompanying prospectus, and later information that we file with the SEC will automatically update and supersede that information. This prospectus supplement and the accompanying prospectus incorporate by reference the documents set forth below that have been previously filed with the SEC. These documents contain important information about us.

SEC Filings	Period/Date
Annual Report on Form 10-K	Year ended December 31, 2003, filed on February 9, 2004
Definitive Proxy Statement	Filed on April 21, 2003

        We are also incorporating by reference additional documents that we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, between the date of this prospectus supplement and the termination of the offering of the Class A common stock.

        We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus has been delivered, a copy of any and all of these filings. You may request a copy of these filings by writing or telephoning us at:

  Amphenol Corporation
  358 Hall Avenue
  Wallingford, Connecticut 06492
  (203) 265-8900

INDEX TO CONSOLIDATED
FINANCIAL STATEMENTS OF AMPHENOL CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS:

Independent Auditors' Report

To the Board of Directors and
        Shareholders of Amphenol Corporation

        We have audited the accompanying consolidated balance sheets of Amphenol Corporation and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Amphenol Corporation and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Note 1 to the consolidated financial statements, on January 1, 2002 the Company changed its method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142.

/s/  DELOITTE & TOUCHE LLP

Hartford, Connecticut
February 4, 2004

CONSOLIDATED STATEMENT OF INCOME
(dollars in thousands, except per share data)

	Year Ended December 31,
	2003	2002	2001
Net sales	$1,239,504	$1,062,002	$1,103,771
Costs and expenses:
Cost of sales, excluding depreciation and amortization	820,724	700,302	704,278
Depreciation and amortization expense	37,007	34,825	32,316
Selling, general and administrative expense	177,353	152,928	155,810
Amortization of goodwill			14,340

Operating income	204,420	173,947	197,027
Interest expense	(29,505)	(45,930)	(56,099)
Other expenses, net	(6,987)	(5,355)	(5,573)
Expense for early extinguishment of debt	(10,367)

Income before income taxes	157,561	122,662	135,355
Provision for income taxes	(53,571)	(42,318)	(51,645)

Net income	$103,990	$80,344	$83,710

Net income per common share—Basic	$2.42	$1.89	$2.00

Average common shares outstanding—Basic	43,050,344	42,445,849	41,920,616
Net income per common share—Diluted	$2.36	$1.85	$1.95

Average common shares outstanding—Diluted	44,065,860	43,445,600	42,997,121

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEET
(dollars in thousands, except per share data)

	December 31,
	2003	2002
Assets
Current Assets:
Cash and short-term cash investments	$23,533	$20,659
Accounts receivable, less allowance for doubtful accounts of $9,244 and $8,812	172,488	131,252
Inventories:
Raw materials and supplies	48,917	38,133
Work in process	116,023	111,337
Finished goods	56,445	56,173

	221,385	205,643
Prepaid expenses and other assets	33,943	31,610

Total current assets	451,349	389,164

Land and depreciable assets:
Land	13,948	12,679
Buildings	104,614	95,578
Machinery and equipment	387,173	337,860

	505,735	446,117
Less accumulated depreciation	(327,469)	(285,427)

	178,266	160,690
Deferred debt issuance costs	7,014	4,382
Goodwill	516,335	486,841
Deferred taxes and other assets	28,420	37,831

	$1,181,384	$1,078,908

Liabilities & Shareholders' Equity
Current Liabilities:
Accounts payable	$116,835	$88,533
Accrued interest	2,939	4,957
Accrued salaries, wages and employee benefits	31,091	24,568
Other accrued expenses	56,098	39,493
Current portion of long-term debt	10,679	78,363

Total current liabilities	217,642	235,914

Long-term debt	532,280	565,885
Accrued pension and post employment benefit obligations	100,326	102,418
Other liabilities	7,730	7,709
Commitments and contingent liabilities (Notes 2, 6 and 9)
Shareholders' Equity:
Class A Common Stock, $.001 par value; 100,000,000 shares authorized; 43,842,763 and 42,571,623 shares outstanding at December 31, 2003 and 2002, respectively	44	43
Additional paid-in capital (deficit)	(238,124)	(274,282)
Accumulated earnings	626,430	522,440
Accumulated other comprehensive loss	(64,944)	(81,219)

Total shareholders' equity	323,406	166,982

	$1,181,384	$1,078,908

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
(dollars in thousands, except per share data)

	Common Stock	Additional Paid-In Capital (Deficit)	Comprehensive Income		Accumulated Earnings	Accumulated Other Comprehensive Loss	Total Shareholders' Equity
Balance December 31, 2000	$42	$(305,464)			$358,386	$(23,730)	$29,234
Comprehensive income:
Net income			[$	83,710 ]	83,710		83,710

Other comprehensive loss, net of tax:
Translation adjustments				(9,612)		(9,612)	(9,612)
Revaluation of interest rate derivatives				(8,837)		(8,837)	(8,837)
Minimum pension liability adjustment				(15,802)		(15,802)	(15,802)

Other comprehensive loss				(34,251)

Comprehensive income			[$	49,459 ]

Deferred compensation		240					240
606,796 shares issued in connection with acquisition		25,000					25,000

Balance December 31, 2001	42	(280,224)			442,096	(57,981)	103,933
Comprehensive income:
Net income			[$	80,344 ]	80,344		80,344

Other comprehensive loss, net of tax:
Translation adjustments				10,377		10,377	10,377
Expiration of interest rate derivatives				8,837		8,837	8,837
Minimum pension liability adjustment				(42,452)		(42,452)	(42,452)

Other comprehensive loss				(23,238)

Comprehensive income			[$	57,106 ]

Deferred compensation		166					166
Stock options exercised, including tax benefit	1	5,776					5,777

Balance December 31, 2002	43	(274,282)			522,440	(81,219)	166,982
Comprehensive income:
Net income			[$	103,990]	103,990		103,990

Other comprehensive loss, net of tax:
Translation adjustments				17,047		17,047	17,047
Revaluation of interest rate derivatives				(669)		(669)	(669)
Minimum pension liability adjustment				(103)		(103)	(103)

Other comprehensive loss				16,275

Comprehensive income			[$	120,265]

Deferred compensation		240					240
Stock options exercised, including tax benefit	1	35,918					35,919

Balance December 31, 2003	$44	$(238,124)			$626,430	$(64,944)	$323,406

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOW
(dollars in thousands, except per share data)

	Year Ended December 31,
	2003	2002	2001
Net income	$103,990	$80,344	$83,710
Adjustments for cash from operations:
Depreciation and amortization	37,007	34,825	32,316
Amortization of goodwill			14,340
Amortization of deferred debt issuance costs	1,473	1,413	2,235
Expense for early extinguisment of debt	10,367
Net change in:
Accounts receivable	(28,799)	1,054	74,924
Inventory	4,647	12,897	(2,793)
Prepaid expenses and other assets	(3,420)	1,951	(1,331)
Accounts payable	20,776	3,701	(44,206)
Accrued liabilities	10,231	(305)	(34,470)
Accrued interest	(2,429)	(3,530)	(2,099)
Accrued pension and post employment benefits	(5,804)	121	(1,827)
Deferred taxes and other assets	11,168	(625)	(1,492)
Other	197	(283)	(457)

Cash flow provided by operations	159,404	131,563	118,850

Cash flow from investing activities:
Additions to property, plant and equipment	(30,196)	(18,816)	(38,555)
Investments in acquisitions	(51,101)	(33,796)	(60,518)

Cash flow used by investing activities	(81,297)	(52,612)	(99,073)

Cash flow from financing activities:
Net change in borrowings under revolving credit facilities	1,751	(17,839)	24,413
Decrease in borrowings under Bank Agreement	(150,543)	(63,205)	(30,000)
Retirement of debt: old Bank Agreement	(439,500)
senior subordinated notes	(148,740)
fees and expenses relating to refinancing	(9,720)
Borrowings under new Bank Agreement	625,000
Net change in receivables sold	10,600	(11,000)	(10,800)
Proceeds from exercise of stock options including tax benefit	35,919	5,777

Cash flow used by financing activities	(75,233)	(86,267)	(16,387)

Net change in cash and short-term cash investments	2,874	(7,316)	3,390
Cash and short-term cash investments balance, beginning of period	20,659	27,975	24,585

Cash and short-term cash investments balance, end of period	$23,533	$20,659	$27,975

Cash paid during the year for:
Interest	$30,819	$48,059	$55,425
Income taxes paid, net of refunds	21,996	34,061	60,662

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

(dollars in thousands, except per share data)

Note 1—Summary of Significant Accounting Policies

  Operations

        Amphenol Corporation ("Amphenol" or the "Company") is in two business segments which consist of manufacturing and selling interconnect products and assemblies, and manufacturing and selling cable products.

  Use of Estimates

        The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Principles of Consolidation

        The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany transactions have been eliminated in consolidation.

  Cash and Short-Term Cash Investments

        Cash and short-term cash investments consist of cash and liquid investments with an original maturity of less than three months. The carrying amount approximates fair value of those instruments.

  Sale of Receivables

        A subsidiary of the Company has an agreement with a financial institution whereby the subsidiary can sell an undivided interest of up to $85,000 in a designated pool of qualified accounts receivable. The agreement expires in May 2004. Under the terms of the agreement, new receivables are added to the pool as collections reduce previously sold accounts receivable. The aggregate value of receivables transferred to the pool for the year 2003, 2002 and 2001 were $538,093, $541,834, and $598,659, respectively. At December 31, 2003 and 2002, $24,568 and $21,427, respectively, of accounts receivable were transferred to the subsidiary, but not purchased by the financial institution and are therefore included in the accounts receivable balance in the accompanying Consolidated Balance Sheet. Due to the short-term nature of the accounts receivable, the fair value approximates the carrying value. The Company services, administers and collects the receivables on behalf of the purchaser. Program fees payable to the purchaser under this agreement are equivalent to rates afforded high quality commercial paper issuers plus certain administrative expenses and are included in other expenses, net, in the accompanying Consolidated Statement of Income. The agreement contains certain covenants and provides for various events of termination. At December 31, 2003 and 2002, approximately $73,800 and $63,200, respectively, of receivables were sold under the agreement and are therefore not reflected in the accounts receivable balance in the accompanying Consolidated Balance Sheet.

  Inventories

        Inventories are stated at the lower of standard cost, which approximates average cost, or market. The principal components of cost included in inventories are materials, direct labor and manufacturing overhead.

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands, except per share data)

Note 1—Summary of Significant Accounting Policies (Continued)

  Depreciable Assets

        Property, plant and equipment are carried at cost. Depreciation and amortization of property, plant and equipment are provided on a straight-line basis over the respective asset lives determined on a composite basis by asset group or on a specific item basis using the estimated useful lives of such assets which range from 3 to 12 years for machinery and equipment and 20 to 40 years for buildings. It is the Company's policy to periodically review fixed asset lives.

  Deferred Debt Issuance Costs

        Deferred debt issuance costs are being amortized on the interest method over the term of the related debt and such amortization is included in interest expense.

  Goodwill

        Through December 31, 2001, for acquisitions completed prior to July 1, 2001, the excess of cost over the fair value of net assets acquired (goodwill) was being amortized on the straight-line basis over a period of 40 years. Accumulated amortization was $148,779 at December 31, 2001. Effective July 1, 2001, the Company adopted the provisions of Financial Accounting Standards ("FAS") No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets," applicable to business combinations completed after June 30, 2001. In accordance with these standards, goodwill resulting from acquisitions after June 30, 2001 is not amortized and beginning January 1, 2002, goodwill for acquisitions completed prior to July 1, 2001 is not amortized. The Company adopted the additional provisions of FAS No. 142 effective January 1, 2002, which include requirements for annual evaluations for impairment of goodwill. The Company performs its annual evaluation for the impairment of goodwill for the Company's reporting units, in accordance with FAS No. 142, as of June 30. The Company has defined its reporting units as the operating segments within its two reportable business segments "Interconnect Products and Assemblies" and "Cable Products", as the components of these operating segments have similar economic characteristics. Goodwill impairment for each reporting unit is evaluated using a two step approach requiring the Company to determine the fair value of the reporting unit and compare that to the carrying value including goodwill. If the carrying value exceeded the fair value, the goodwill of the reporting unit would be potentially impaired and a second step of additional testing would be performed to measure the impairment loss. As of June 30, 2003, the fair market value of the Company's reporting units exceeded the carrying value and therefore no impairment was recognized. In 2002, goodwill increased by $26,399 primarily as a result of five relatively minor acquisitions with a total acquisition price of $26,970, less the fair value of new assets acquired of $4,951 and the acquisition of additional minority interests in two subsidiaries with a purchase price of $6,826 for such interests, less the proportional fair value of net assets acquired of $2,446. The increase in goodwill by segment was $21,322 and $5,077 for interconnect products and assemblies and cable products, respectively. In 2003, goodwill increased by $29,494 primarily as a result of four relatively minor acquisitions with a total acquisition price of $42,957, less the fair value of net assets acquired of $23,989, and the acquisition of additional minority interests and payment of contingent consideration relating to previously acquired subsidiaries of $10,526. The increase in goodwill by segment was $27,494 and $2,000 for interconnect products and assemblies and cable

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands, except per share data)

Note 1—Summary of Significant Accounting Policies (Continued)

products, respectively. Pro forma information for 2001 as if goodwill had not been amortized is as follows:

	2001
	Earnings Per Share
	Net Income	Basic	Diluted
As reported	$83,710	$2.00	$1.95
Goodwill amortization	14,340.34		.33

Pro forma	$98,050	$2.34	$2.28

  Revenue Recognition

        Sales and related cost of sales are recognized upon shipment of products.

  Retirement Pension Plans

        Costs for retirement pension plans include current service costs and amortization of prior service costs over periods of up to thirty years. It is the Company's policy to fund current pension costs taking into consideration minimum funding requirements and maximum tax deductible limitations. The expense of retiree medical benefit programs is recognized during the employees' service with the Company as well as amortization of a transition obligation recognized on adoption of the accounting principle.

  Stock Options

        The Company applies APB Opinion 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for stock options. Accordingly, no compensation cost has been recognized for the Plans. Had compensation cost for stock options been determined based on the fair value of the option at date of grant consistent with the provisions of FAS No. 123, "Accounting for Stock-Based Compensation," the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

	2003	2002	2001
Net income	$103,990	$80,344	$83,710
Less: Total stock based compensation expense determined under Black-Scholes option pricing model, net of related tax effects	(5,148)	(6,559)	(8,636)

Pro forma net income	$98,842	$73,785	$75,074

Earnings Per Share:
Basic-as reported	$2.42	$1.89	$2.00
Basic-pro forma	$2.30	$1.74	$1.79
Diluted-as reported	$2.36	$1.85	$1.95
Diluted-pro forma	$2.24	$1.70	$1.75

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands, except per share data)

Note 1—Summary of Significant Accounting Policies (Continued)

        The fair value of stock options has been estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2003	2002	2001
Risk free interest rate	3.2%	2.7%	4.3%
Expected life	5 years	5 years	5 years
Expected volatility	30.0%	40.0%	54.0%
Expected dividend yield	0.0%	0.0%	0.0%

        The weighted-average fair values of options granted during 2003, 2002 and 2001 were $12.99, $17.07 and $20.98, respectively.

  Income Taxes

        Deferred income taxes are provided for revenue and expenses which are recognized in different periods for income tax and financial statement purposes. Deferred income taxes are not provided on undistributed earnings of foreign affiliated companies which are considered to be permanently invested. Deferred tax assets are regularly assessed for recoverability based on both historical and anticipated earnings levels and a valuation allowance is recorded when it is more likely than not that these amounts will not be recovered.

  Foreign Currency Translation

        The financial position and results of operations of the Company's significant foreign subsidiaries are measured using local currency as the functional currency. Assets and liabilities of such subsidiaries have been translated at current exchange rates and related revenues and expenses have been translated at weighted average exchange rates. The aggregate effect of translation adjustments so calculated is included as a component of accumulated other comprehensive loss within shareholders' equity. Transaction gains and losses are included in other expense, net.

  Research and Development

        Research and development expenses for the creation of new and improved products and processes were $26,361, $24,183 and $22,604, for the years 2003, 2002 and 2001, respectively.

  Environmental Obligations

        The Company recognizes the potential cost for environmental remediation activities when assessments are made, remedial efforts are probable and related amounts can be reasonably estimated; potential insurance reimbursements are not recorded. The Company regularly assesses its environmental liabilities through reviews of contractual commitments, site assessments, feasibility studies and formal remedial design and action plans.

  Net Income per Common Share

        Basic income per common share is based on the net income for the period divided by the weighted average common shares outstanding. Diluted income per common share assumes the exercise of outstanding, dilutive stock options using the treasury stock method. On January 21, 2004, the Company announced a 2-for-1 stock split that will be effective for shareholders of record as of March 17, 2004.

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands, except per share data)

Note 1—Summary of Significant Accounting Policies (Continued)

The Company expects the additional shares to be distributed on or before March 29, 2004. The share information included herein does not reflect the effect of such stock split.

  Derivative Financial Instruments

        Derivative financial instruments, which are periodically used by the Company in the management of its interest rate and foreign currency exposures, are accounted for on an accrual basis. Income and expense are recorded in the same category as that arising from the related asset or liability. For example, amounts to be paid or received under interest rate swap agreements are recognized as an increase or decrease of interest expense in the periods in which they accrue. The Company adopted FAS 133, as amended by FAS 138, beginning January 1, 2001. Adoption of this new accounting standard resulted in a cumulative after-tax gain of $291 in accumulated other comprehensive income as of that date. Gains and losses on derivatives designated as cash flow hedges resulting from changes in fair value are recorded in other comprehensive income, and subsequently reflected in net income in a manner that matches the timing of the actual income or expense of such instruments with the hedged transaction. At December 31, 2003, the Company had interest rate swap agreements that fix the Company's LIBOR interest rate on $250,000 and $150,000 of floating rate bank debt at 2.44% and 1.24%, expiring in 2006 and 2004, respectively. These agreements are designated as cash flow hedges and accounted for as described above.

  Recent Accounting Changes

        Effective January 1, 2002, the Company adopted FAS No. 143, "Accounting for Asset Retirement Obligations" and FAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets". FAS No. 143 addresses the recognition and remeasurement of obligations associated with the retirement of tangible long-lived assets. FAS No. 144 addresses accounting and reporting for the impairment or disposal of long-lived assets, including discontinued operations. There was no effect to the Company's Consolidated Financial Statements as a result of such adoption.

        Effective January 1, 2003, the Company adopted Statement of Financial Accounting Standards No. 146 (FAS 146), "Accounting for Costs Associated with Exit or Disposal Activities". The statement addresses financial accounting and reporting for costs associated with exit or disposal activities and requires that a liability for such costs be recognized and measured in the period in which a liability is incurred. There was no effect to the Company's Consolidated Financial Statements as a result of such adoption.

        In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". The Interpretation addresses the disclosures to be made by a guarantor in its financial statements about its obligations under guarantee. In addition, it also clarifies the requirements related to the recognition of a liability by a guarantor at the inception of a guarantee for the obligations the guarantor has undertaken in issuing that guarantee. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure provisions became effective December 15, 2002 and there was no effect to the Company's Consolidated Financial Statements as a result of such adoption.

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands, except per share data)

Note 1—Summary of Significant Accounting Policies (Continued)

        In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 148 (FAS 148), "Accounting for Stock-Based Compensation—Transition and Disclosure". FAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of FAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company has elected to continue to apply APB Opinion 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for stock options, and the disclosures required by FAS 123 and 148 are included in Notes 1 and 4 to the Company's Consolidated Financial Statements.

        In January and December 2003, the Financial Accounting Standards Board issued Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities". It requires that the assets, liabilities and results of the activity of variable interest entities be consolidated into the financial statements of the company that has controlling financial interest. It also provides the framework for determining whether a variable interest entity should be consolidated based on voting interest or significant financial support provided to it. The Company adopted this interpretation in 2003 and there was no effect to the Company's Consolidated Financial Statements as a result of such adoption.

        In April 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 149 (FAS 149), "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This statement amends and clarifies financial accounting and reporting for derivative instruments embedded in other contracts and for hedging activities under FAS 133, "Accounting for Derivative Instruments and Hedging Activities." This statement is effective for contracts entered into or modified after June 30, 2003, and did not have a material impact on the Company's Consolidated Financial Statements.

        In May 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 150 (FAS 150), "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This statement establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. This statement is effective for financial instruments entered into or modified after May 31, 2003, and did not have a material impact on the Company's Consolidated Financial Statements.

        In December 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 132R (FAS 132R), "Employers' Disclosures about Pensions and Other Postretirement Benefits." FAS 132R amends the disclosure requirements of FAS 132 to require additional disclosures about assets, obligations, cash flow and net periodic benefit cost. The statement is effective in 2003 and the related disclosures have been included in Note 5 to the Company's Consolidated Financial Statements.

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands, except per share data)

Note 2—Long-Term Debt

        Long-term debt consists of the following:

			December 31,
	Interest Rate at December 31, 2003
		Maturity	2003	2002
Bank Agreement:
Term Loan—Tranche A	3.2%	2006-2008	$90,000
Term Loan—Tranche B	4.0%	2010	409,000
Revolving Credit Facility		2008
Old Bank Agreement				$464,043
Senior Subordinated Notes				144,000
Notes payable to foreign banks and other debt	3% to 9.5%	2004-2009	43,959	36,205

			542,959	644,248
Less current portion			10,679	78,363

Total long-term debt			$532,280	$565,885

        In May 2003, the Company completed a refinancing of its senior credit facilities and redeemed all of its outstanding Senior Subordinated Notes ("Notes"). The new Bank Agreement ("Bank Agreement") consists of: (1) a $125,000 five-year Revolving Credit Facility, (2) a $125,000 Tranche A Loan (December 31, 2003 balance $90,000) and (3) a $500,000 Tranche B Loan (December 31, 2003 balance $409,000). At December 31, 2003, availability under the Revolving Credit Facility was $117,193, after a reduction of $7,807 for outstanding letters of credit. In connection with the refinancing, the Company incurred one-time expenses for the early extinguishment of debt of $10,367 (less tax effects of $3,525) or $.16 per share after tax. Such one-time expenses include the call premium on the Notes, write-off of unamortized deferred debt issuance costs and other related costs. The Company's interest rate on borrowings under the Bank Agreement is LIBOR plus 200 basis points. The Company also pays certain annual agency and commitment fees. The Bank Agreement is secured by a first priority pledge of 100% of the capital stock of the Company's direct domestic subsidiaries and 65% of the capital stock of direct material foreign subsidiaries, as defined in the Bank Agreement. In addition, if the Company's credit rating as assigned by Standard & Poor's or Moody's were to decline to BB- or Ba3, respectively, the Company would be required to perfect liens in favor of participants in the Bank Agreement in substantially all of the Company's U.S. based assets. At December 31, 2003, the Company's credit rating from Standard & Poor's was BB+ and from Moody's was Ba2. The Bank Agreement requires that the Company satisfy certain financial covenants including an interest coverage ratio (EBITDA divided by interest expense) of higher than 3X and a leverage ratio (Debt divided by EBITDA) lower than 3.8X; at December 31, 2003, such ratios as defined in the Bank Agreement were 7.82X and 2.49X, respectively. The Bank Agreement also includes limitations with respect to, among other things, (i) indebtedness in excess of $50,000 for capital leases, $200,000 for general indebtedness, $200,000 for acquisition indebtedness, (of which approximately $2,080, $0 and $0 were outstanding at December 31, 2003, respectively), (ii) restricted payments including dividends on the Company's Common Stock in excess of 50% of consolidated cumulative net income subsequent to May 2003, or approximately $38,985 at December 31, 2003, (iii) creating or incurring liens, (iv) making other investments, (v) acquiring or disposing of assets and (vi) capital expenditures.

        In conjunction with the Bank Agreement, the Company entered into interest rate swap agreements that fixed the Company's LIBOR interest rate on $250,000 and $150,000 of floating rate bank debt at

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands, except per share data)

Note 2—Long-Term Debt (Continued)

2.44% and 1.24%, expiring in 2006 and 2004, respectively. While it was not the Company's intention to terminate the interest rate swap agreements, the fair value of such agreements was estimated by obtaining quotes from brokers which represented the amounts that the Company would receive or pay if the agreements were terminated. The fair value indicated that termination of the agreements at December 31, 2003 would have resulted in a pre-tax loss of $1,108; such loss, net of tax, of $669 was recorded in other comprehensive income.

        The maturity of the Company's long-term debt over each of the next five years ending December 31, is as follows: 2004—$10,679; 2005—$10,170; 2006—$27,710; 2007—$40,000; 2008—$45,092; thereafter $409,308.

        The Company estimates that the fair value of its long-term debt approximates book value.

Note 3—Income Taxes

        The components of income before income taxes and the provision for income taxes are as follows:

	Year Ended December 31,
	2003	2002	2001
Income before taxes:
United States	$58,560	$52,337	$58,129
Foreign	99,001	70,325	77,226

	$157,561	$122,662	$135,355

Current provision:
United States	$24,483	$23,448	$26,826
Foreign	17,176	17,185	16,811

	41,659	40,633	43,637

Deferred provision:
United States	$11,008	$1,129	$5,841
Foreign	904	556	2,167

	11,912	1,685	8,008

Total provision for income taxes	$53,571	$42,318	$51,645

        At December 31, 2003, the Company had $11,046 of foreign tax loss carryforwards, of which $2,319 expire at various dates through 2008 and the balance can be carried forward indefinitely. A valuation allowance of $2,063 and $1,312 at December 31, 2003 and 2002, respectively, has been recorded which relates to the foreign net operating loss carryforwards. The net change in the valuation allowance for deferred tax assets was an increase of $751 and $288 in 2003 and 2002, respectively. In both 2003 and 2002 the net change in the valuation allowance was related to foreign net operating loss carryforwards. Accrued income tax liabilities of $24,315 and $18,861 at December 31, 2003 and 2002, respectively, are included in other accrued expenses in the Consolidated Balance Sheet.

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands, except per share data)

Note 3—Income Taxes (Continued)

        Differences between the U.S. statutory federal tax rate and the Company's effective income tax rate are analyzed below:

	Year Ended December 31,
	2003	2002	2001
U.S. statutory federal tax rate	35.0%	35.0%	35.0%
State and local taxes	1.6	2.3	1.9
Non-deductible purchase accounting differences			3.6
Foreign earnings and dividends taxed at different rates	(1.7)	(5.2)	(2.3)
Valuation allowance	.5	.2	.4
Other	(1.4)	2.2	(.4)

Effective tax rate	34.0%	34.5%	38.2%

        The Company's deferred tax assets and liabilities, excluding a valuation allowance, were comprised of the following:

	December 31,
	2003	2002
Deferred tax assets relating to:
Accrued liabilities and reserves	$5,657	$9,421
Operating loss carryforward	3,339	2,704
Pensions	20,564	26,056
Employee benefits	2,605	2,475

	$32,165	$40,656

Deferred tax liabilities relating to:
Depreciation	$8,001	$6,454

        The deferred tax asset relating to pension in the table above includes $36,483 and $36,203 at December 31, 2003 and 2002, respectively, relating to the Company's additional minimum pension liability (Note 5).

        The Company is subject to periodic audits of its various tax returns by government agencies; management does not believe that amounts, if any, which may be required to be paid by reason of such audits will have a material effect on the Company's financial position or results of operations.

Note 4—Shareholders' Equity

        In May 1997, the Company adopted the 1997 Option Plan, and in May 2000, adopted the 2000 Option Plan ("Plans"). The Plans authorize the granting of stock options by a committee of the Board of Directors. At December 31, 2003, the maximum number of shares of common stock available for the granting of stock options under the Plans was 1,169,435. Options granted under the Plans vest ratably over a period of five years and are exercisable over a period of ten years from the date of grant. In addition, shares issued in conjunction with the exercise of stock options are generally subject to

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands, except per share data)

Note 4—Shareholders' Equity (Continued)

Management Stockholder Agreements which, among other things, place restrictions on the sale or transfer of such shares.

        Stock option activity for 2001, 2002, and 2003 was as follows:

	Options	Weighted Average Price
Options outstanding at December 31, 2000	3,755,422	$25.00
Options granted	522,450	40.97
Options cancelled	(58,175)	36.22

Options outstanding at December 31, 2001	4,219,697	26.82
Options granted	715,500	43.80
Options exercised	(265,404)	14.18
Options cancelled	(45,248)	36.54

Options outstanding at December 31, 2002	4,624,545	30.07
Options granted	615,900	40.18
Options exercised	(1,266,300)	16.22
Options cancelled	(42,270)	42.81

Options outstanding at December 31, 2003	3,931,875	$35.98

        The following table summarizes information about stock options outstanding at December 31, 2003:

	Options Outstanding			Options Exercisable
Exercise Price	Shares	Weighted Average Price	Remaining Term	Shares	Weighted Average Price
$13.00	769,523	$13.00	3.38	769,523	$13.00
15.00-20.00	305,685	18.71	5.24	230,285	18.60
25.00-30.00	109,000	28.88	4.35	107,000	28.94
31.00-40.20	630,300	40.02	9.21	7,000	35.93
40.21-50.00	2,108,867	45.94	7.23	862,057	47.12
55.00-60.00	8,500	56.75	6.76	5,100	56.75

	3,931,875	$35.98	6.56	1,980,965	$29.55

        At December 31, 2003, Kohlberg Kravis Roberts and Co. L.P. ("KKR") and its affiliates owned 27.2% of the Company's outstanding common stock. In 2003, 2002 and 2001, the Company paid KKR fees of $938, $1,000 and $1,000, respectively, for management consulting and financial services.

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands, except per share data)

Note 4—Shareholders' Equity (Continued)

        Balances of related after-tax components comprising accumulated other comprehensive loss included in shareholders' equity at December 31, 2001, 2002 and 2003, are as follows:

	Foreign Currency Translation Adjustment	Revaluation of Interest Rate Derivatives	Minimum Pension Liability Adjustment	Accumulated Other Comprehensive Loss
Balance at December 31, 2000	$(23,730)			$(23,730)
Translation adjustments	(9,612)			(9,612)
Revaluation of interest rate derivatives, net of tax of $5,794		$(8,837)		(8,837)
Minimum pension liability adjustment, net of tax of $10,360			$(15,802)	(15,802)

Balance at December 31, 2001	(33,342)	(8,837)	(15,802)	(57,981)
Translation adjustments	10,377			10,377
Expiration of interest rate derivatives, net of tax of $5,794		8,837		8,837
Minimum pension liability adjustment, net of tax of $25,844			(42,452)	(42,452)

Balance at December 31, 2002	(22,965)		(58,254)	(81,219)
Translation adjustments	17,047			17,047
Revaluation of interest rate derivatives, net of tax of $439		(669)		(669)
Minimum pension liability adjustment, net of tax of $(230)			(103)	(103)

Balance at December 31, 2003	$(5,918)	$(669)	$(58,357)	$(64,944)

Note 5—Benefit Plans and Other Postretirement Benefits

        The Company and its domestic subsidiaries have a defined benefit pension plan covering substantially all U.S. employees. Plan benefits are generally based on years of service and compensation and are generally noncontributory. Certain foreign subsidiaries have defined benefit plans covering their employees. Certain U.S. employees not covered by the defined benefit plan are covered by defined contribution plans. The following is a summary of the Company's defined benefit plans funded status as

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands, except per share data)

Note 5—Benefit Plans and Other Postretirement Benefits (Continued)

of the most recent actuarial valuations; for each year presented below accumulated benefits exceed assets:

	December 31,
	2003	2002
Change in benefit obligation:
Benefit obligation at beginning of year	$268,001	$232,526
Service cost	5,910	5,116
Interest cost	16,894	16,313
Plan participants' contributions	342	140
Actuarial loss	18,046	23,705
Foreign exchange translation	6,461	5,472
Benefits paid	(16,594)	(15,271)

Benefit obligation at end of year	299,060	268,001

Change in plan assets:
Fair value of plan assets at beginning of year	156,079	193,190
Actual return on plan assets	32,535	(25,428)
Employer contribution	11,619	229
Plan participants' contributions	342	140
Foreign exchange translation	3,111	2,192
Benefits paid	(15,477)	(14,244)

Fair value of plan assets at end of year	188,209	156,079

Excess of liabilities over assets	(110,851)	(111,922)
Unrecognized net actuarial loss	111,070	109,253
Unrecognized prior service cost	7,104	8,694
Unrecognized transition obligation net	(1,059)	(1,163)
Additional minimum pension liability	(103,823)	(103,830)

Accrued benefit cost	$(97,559)	$(98,968)

	Year Ended December 31,
	2003	2002	2001
Components of net pension expense:
Service cost	$5,910	$5,116	$4,991
Interest cost	16,894	16,313	15,790
Expected return on plan assets	(19,702)	(22,281)	(22,014)
Net amortization of actuarial losses	3,418	1,575	926

Net pension expense (credit)	$6,520	$723	$(307)

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands, except per share data)

Note 5—Benefit Plans and Other Postretirement Benefits (Continued)

	Weighted-average assumptions used to determine benefit obligations at December 31,
	Pension Benefits		Other Benefits
	2003	2002	2003	2002
Discount Rate	6.15%	6.50%	6.15%	6.50%
Rate of compensation increase	3.00%	3.00%	n/a	n/a
	Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31,
	Pension Benefits		Other Benefits
	2003	2002	2003	2002
Discount Rate	6.50%	7.25%	6.50%	7.25%
Expected long-term return on assets	9.50%	10.50%	n/a	n/a
Rate of compensation increase	3.00%	3.00%	n/a	n/a

        The pension expense (credit) for pension plans is calculated based upon a number of actuarial assumptions established on January 1 of the applicable year, detailed in the table above, including a weighted-average discount rate, rate of increase in future compensation levels and an expected long-term rate of return on Plan assets. The discount rate used by the Company for valuing pension liabilities is based on a review of high quality corporate bond yields with maturities approximating the remaining life of the projected benefit obligations. The discount rate on this basis has decreased from 6.5% at December 31, 2002 to 6.15% at December 31, 2003. This will have the effect of increasing pension expense in 2004 by approximately $.8 million. Although future changes to the discount rate are unknown, had the discount rate increased or decreased 50 basis points, the pension liability would have decreased $11.6 million or increased $12.8 million, respectively. In developing our expected long-term rate of return assumption on plan assets which consist mainly of U.S. equity and debt securities, we evaluated input from our actuaries and investment consultants as well as long-term inflation assumptions. Projected returns by such consultants are based on broad equity and bond indices. We also considered our historical 14 year compound return of 11.4%, which has been in excess of these broad equity and bond benchmark indices. Our expected long-term rate of return on Plan assets is based on an asset allocation assumption of 60% with equity managers, with an expected long-term rate of 11%, 25% with fixed income managers, with an expected long-term rate of return of 6.75% and 15% with high yield bond managers, with an expected rate of return of 8.5%. At December 31, 2003, our asset allocation was 63% with equity managers and 37% with fixed income managers, including high yield managers. We believe that our long-term asset allocation on average will approximate 60% with equity managers and 40% with fixed income managers. We regularly review our actual asset allocation and periodically rebalance our investments to our targeted allocation when considered appropriate. Based on this methodology the Company's expected long-term rate of return assumption is 9.5% in 2003 and 2004. The Company has also adopted an unfunded Supplemental Employee Retirement Plan ("SERP"), which provides for the payment of the portion of annual pension which cannot be paid from the retirement plan as a result of regulatory limitations on average compensation for purposes of the benefit computation. The largest non-U.S. pension plan, in accordance with local custom, is unfunded and had an accumulated benefit obligation of approximately $34,434 and $25,170 at December 31, 2003 and 2002, respectively. Such obligation is included in the Consolidated Balance Sheet and the tables above.

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands, except per share data)

Note 5—Benefit Plans and Other Postretirement Benefits (Continued)

        In accordance with the provisions of FAS No. 87, the Company has recognized a minimum pension liability at December 31, 2003 of $103,823 ($103,830 at December 31, 2002) for circumstances in which a pension plan's accumulated benefit obligation exceeded the fair value of the plan's assets and accrued pension liability. Such liability was partially offset by an intangible asset equal to the unrecognized prior service cost, with the net change of $103 ($42,452 at December 31, 2002), recorded as a reduction in shareholders' equity, net of related deferred tax benefits.

        The Company made a $10,000 voluntary cash contribution to the U.S. Pension Plan in 2003 and paid benefit payments of $13,900. The Company estimates that based on current actuarial calculations it will make a cash contribution to the U.S. Pension Plan in 2004 of $10,000. Cash contributions in subsequent years will depend on a number of factors including performance of plan assets.

        The Company maintains self-insurance programs for that portion of its health care and workers compensation costs not covered by insurance. The Company also provides certain health care and life insurance benefits to certain eligible retirees through postretirement benefit programs. The Company's share of the cost of such plans for most participants is fixed, and any increase in the cost of such plans will be the responsibility of the retirees. The Company funds the benefit costs for such plans on a pay-as-you-go basis. Since the Company's obligation for postretirement medical plans is fixed and since the accumulated postretirement benefit obligation ("APBO") and the net postretirement benefit expense are not material in relation to the Company's financial condition or results of operations, we believe any change in medical costs from that estimated will not have a significant impact on the Company. The discount rate used in determining the APBO at December 31, 2003 and 2002 was 6.15% and 6.50%, respectively. Summary information on the Company's postretirement medical plans is as follows:

	December 31,
	2003	2002
Change in benefit obligation:
Benefit obligation at beginning of year	$13,422	$13,763
Service cost	73	71
Interest cost	799	912
Paid benefits and expenses	(1,733)	(1,849)
Actuarial loss	191	525

Benefit obligation at end of year	$12,752	$13,422

Funded status	$(12,752)	$(13,422)
Unrecognized net actuarial loss	9,426	10,092
Unrecognized transition obligation	559	621

Accrued benefit cost	$(2,767)	$(2,709)

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands, except per share data)

Note 5—Benefit Plans and Other Postretirement Benefits (Continued)

	Year ended December 31,
	2003	2002	2001
Components of net postretirement benefit cost:
Service cost	$73	$71	$75
Interest cost	799	912	972
Amortization of transition obligation	62	62	62
Net amortization of actuarial losses	857	934	975

Net postretirement benefit cost	$1,791	$1,979	$2,084

Note 6—Leases

        At December 31, 2003, the Company was committed under operating leases which expire at various dates through 2010. Total rent expense under operating leases for the years 2003, 2002, and 2001 was $18,650, $16,007 and $16,762, respectively.

        Minimum lease payments under non-cancelable operating leases are as follows:

2004	$13,424
2005	8,933
2006	6,730
2007	3,406
2008	3,011
Beyond 2008	4,900

Total minimum obligation	$40,404

Note 7—Reportable Business Segments and International Operations

        The Company has two reportable business segments: interconnect products and assemblies and cable products. The interconnect products and assemblies segment produces connectors and connector assemblies primarily for the communications, aerospace, industrial and automotive markets. The cable products segment produces coaxial and flat ribbon cable and related products primarily for communication markets, including cable television. The accounting policies of the segments are the same as those for the Company as a whole and are described in Note 1 herein. The Company evaluates the performance of business units on, among other things, profit or loss from operations before interest expense, headquarters' expense allocations, income taxes and nonrecurring gains and losses. The

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands, except per share data)

Note 7—Reportable Business Segments and International Operations (Continued)

Company's operating segments are an aggregation of business units that have similar production processes and products.

	Interconnect products and assemblies			Cable products			Total
	2003	2002	2001	2003	2002	2001	2003	2002	2001
Net Sales
— external	$1,071,968	$892,309	$906,799	$167,536	$169,693	$196,972	$1,239,504	$1,062,002	$1,103,771
— intersegment	1,891	1,840	1,454	11,569	8,864	7,200	13,460	10,704	8,654
Depreciation and amortization	30,470	28,369	27,330	6,103	6,005	4,551	36,573	34,374	31,881
Segment operating income	196,377	150,881	180,729	20,420	28,820	38,239	216,797	179,701	218,968
Segment assets	512,923	436,682	418,066	78,076	80,898	83,581	590,999	517,580	501,647
Additions to property, plant and equipment	28,992	16,645	27,444	1,065	2,171	11,083	30,057	18,816	38,527

        Reconciliation of segment operating income to consolidated income before taxes:

	2003	2002	2001
Segment operating income	$216,797	$179,701	$218,968
Amortization of goodwill			(14,340)
Interest expense	(29,505)	(45,930)	(56,099)
Headquarters' expense and other net expenses	(19,364)	(11,109)	(13,174)
Expense for early extinguishment of debt	(10,367)

Consolidated income before taxes	$157,561	$122,662	$135,355

        Reconciliation of segment assets to consolidated total assets:

	2003	2002	2001
Segment assets	$590,999	$517,580	$501,647
Goodwill	516,335	486,841	460,442
Other assets	74,050	74,487	64,654

Consolidated total assets	$1,181,384	$1,078,908	$1,026,743

Geographic information:

	Net sales			Land and depreciable assets
	2003	2002	2001	2003	2002	2001
United States	$555,918	$501,073	$538,938	$72,169	$66,871	$80,343
International	683,586	560,929	564,833	106,097	93,819	84,544

Total	$1,239,504	$1,062,002	$1,103,771	$178,266	$160,690	$164,887

        Revenues by geographic area are based on customer location to which product is shipped.

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands, except per share data)

Note 8—Other Expenses, net

        Other income (expense) is comprised as follows:

	Year Ended December 31,
	2003	2002	2001
Foreign currency transaction gains (losses)	$(1,330)	$(2,729)	$1,398
Program fees on sale of accounts receivable	(1,468)	(1,826)	(3,888)
Minority interests	(2,363)	(1,770)	(1,792)
Agency and commitment fees	(837)	(554)	(471)
License fee settlement		1,476
Fees and expenses associated with secondary stock offering	(950)
Other	(39)	48	(820)

	$(6,987)	$(5,355)	$(5,573)

Note 9—Commitments and Contingencies

        In the course of pursuing its normal business activities, the Company is involved in various legal proceedings and claims. Management does not expect that amounts, if any, which may be required to be paid by reason of such proceedings or claims will have a material effect on the Company's financial position or results of operations.

        Subsequent to the acquisition of Amphenol from Allied Signal Corporation in 1987 (Allied Signal merged with Honeywell International Inc. in December 1999 "Honeywell"), Amphenol and Honeywell have been named jointly and severally liable as potentially responsible parties in relation to several environmental cleanup sites. Amphenol and Honeywell have jointly consented to perform certain investigations and remedial and monitoring activities at two sites and they have been jointly ordered to perform work at another site. The costs incurred relating to these three sites are currently reimbursed by Honeywell based on an Agreement entered into in connection with the acquisition in 1987. For sites covered by this Agreement, to the extent that conditions or circumstances occurred or existed at the time of or prior to the acquisition, Honeywell is obligated to reimburse Amphenol 100% of such costs. Honeywell representatives continue to work closely with the Company in addressing the most significant environmental liabilities covered by the Agreement. Management does not believe that the costs associated with resolution of these or any other environmental matters will have a material adverse effect on the Company's financial condition or results of operations. The environmental investigation, remedial and monitoring activities identified by the Company, including those referred to above, are covered under the Honeywell Agreement.

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands, except per share data)

Note 10—Selected Quarterly Financial Data (Unaudited)

	Three Months Ended
	March 31	June 30	September 30	December 31
2003
Net sales	$277,774	$304,893	$314,798	$342,039
Gross profit, including depreciation	86,442	92,256	97,117	106,474
Net income	23,313	19,479	28,212	32,986
Net income per share—Basic	.55	.46	.65	.75
Net income per share—Diluted	.54	.45	.64	.74
Stock price—High	43.95	49.40	57.67	64.13
—Low	37.00	38.76	46.10	52.06
2002
Net sales	$255,976	$270,865	$268,115	$267,046
Gross profit, including depreciation	76,972	83,967	83,109	83,343
Net income	17,193	20,003	20,666	22,482
Net income per share—Basic	.41	.47	.49	.53
Net income per share—Diluted	.40	.46	.48	.52
Stock price—High	51.75	49.00	42.46	45.81
—Low	40.25	35.50	30.11	27.47
2001
Net sales	$316,672	$274,146	$252,581	$260,372
Gross profit, including depreciation	109,149	94,090	82,749	81,705
Net income	28,505	22,536	16,633	16,036
Net income per share—Basic	.68	.54	.40	.38
Net income per share—Diluted	.67	.53	.39	.37
Stock price—High	50.75	57.99	45.95	52.95
—Low	28.30	29.11	32.00	32.50

Prospectus

Amphenol Corporation

12,350,628 Shares of Class A Common Stock

        All of the shares of Class A common stock offered hereby may be sold from time to time by and for the account of the selling stockholders named in this prospectus.

        The methods of sale of the shares of Class A common stock offered hereby are described under the heading "Plan of Distribution." We will receive none of the proceeds from such sales.

        The Class A common stock is listed on the New York Stock Exchange (Symbol: APH). On February 12, 2004, the closing price of the shares was $66.90 per share.

        This investment involves risks. See the "Risk Factors" beginning on page 2.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is February 12, 2004

ABOUT THIS PROSPECTUS

        You should rely only on the information contained or incorporated by reference in this prospectus and any applicable prospectus supplements. We have not authorized any other person to provide you with different information. No offer to sell these securities will be made in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the cover page.

        In this prospectus, the terms "Amphenol," "the company," "we," "us," and "our" refer to Amphenol Corporation and include all of its consolidated subsidiaries unless the context requires otherwise. The phrase "this prospectus" refers to this prospectus and any applicable prospectus supplement, unless the context otherwise requires.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        Statements made by us in written or oral form to various persons, including statements made in filings with the Securities and Exchange Commission, which we refer to in this prospectus as the "Commission," that are not strictly historical facts are "forward-looking" statements. Such statements should be considered as subject to uncertainties that exist in our operations and business environment. The following includes some, but not all, of the factors or uncertainties that could cause us to fail to conform with expectations and predictions:

  •
  A global economic slowdown in any one, or all, of our market segments.

  •
  The effects of significant changes in monetary and fiscal policies in the U.S. and abroad including significant currency fluctuations and unforeseen inflationary pressures.

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  Substantial and unforeseen price pressure on our products or significant cost increases that cannot be recovered through price increases or productivity improvements.

  •
  Increased difficulties in obtaining a consistent supply of basic materials like steel, aluminum, copper, bimetallic products, gold or plastic resins at stable pricing levels.

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  Unpredictable difficulties or delays in the development of new product programs.

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  Significant changes in interest rates or in the availability of financing for us or certain of our customers.

  •
  Rapid material escalation of the cost of regulatory compliance and litigation.

  •
  Unexpected government policies and regulations affecting us or our significant customers.

  •
  Unforeseen intergovernmental conflicts or actions, including but not limited to armed conflict and trade wars.

  •
  Difficulties and unanticipated expense of assimilating newly-acquired businesses.

i

  •
  Any difficulties in obtaining or retaining the management and other human resource competencies that we need to achieve our business objectives.

  •
  The risks associated with any technological shifts away from our technologies and core competencies. For example, a technological shift away from the use of coaxial cable in cable television/telecommunication systems could have a substantial impact on our coaxial cable business.

  •
  Unforeseen interruptions to our business with our largest customers, distributors and suppliers resulting from, but not limited to, strikes, financial instabilities, computer malfunctions or inventory excesses.

  •
  Other factors disclosed under "Risk Factors" and elsewhere in this prospectus or incorporated by reference in this prospectus.

        Although we believe that the expectations reflected in our forward-looking statements are reasonable, we can give no assurance that those expectations will prove to be correct. Except as required by law, we assume no obligation to update our forward-looking statements or to advise of changes in the assumptions and factors on which they are based. All forward-looking statements contained or incorporated by reference in this prospectus are qualified by reference to this cautionary statement.

ii

THE COMPANY

        We design, manufacture and market electrical, electronic and fiber optic connectors, interconnect systems and coaxial and flat-ribbon cable. The primary end markets for our products are communication systems for the converging technologies of voice, video and data communications; a broad range of industrial applications including factory automation and motion control systems, medical and industrial instrumentation, mass transportation and natural resource exploration, and automotive applications; and commercial and military aerospace applications. A more detailed description of our business is contained in our Annual Report on Form 10-K for the year ended December 31, 2003, which we have incorporated by reference in this prospectus.

        Our principal executive offices are located at 358 Hall Avenue, Wallingford, Connecticut 06492, and our telephone number is (203) 265-8900.

RISK FACTORS

        Before you invest in our Class A common stock you should be aware of various risks, including those described below. You should carefully consider these risk factors, together with all of the other information included in this prospectus or incorporated by reference in this prospectus, before you decide whether to purchase shares of our Class A common stock.

We have substantial leverage and debt obligations, which could adversely affect our financial performance.

        At December 31, 2003, we had $543.0 million of consolidated indebtedness and $323.4 million of consolidated shareholders' equity. At December 31, 2003, we also had $117.2 million available to be borrowed under our revolving credit facility. We and our subsidiaries may incur additional indebtedness in the future, subject to certain limitations contained in the instruments governing our indebtedness. We will continue to have significant debt service obligations.

        Our debt service obligations could have important consequences to our operations, including:

  •
  a portion of our cash flow available from operations after satisfying liabilities arising in the ordinary course of business will be dedicated to the payment of principal and interest on our indebtedness, thereby reducing the funds that would otherwise be available to us, including funds for acquisitions and future business opportunities;

  •
  our flexibility in planning for, or reacting to, changes in our business and the industry may be limited;

  •
  our leverage may make us relatively more vulnerable to economic downturns and competitive pressures than some of our competitors, and place us at a competitive disadvantage to our competitors that have less debt; and

  •
  a substantial decrease in our net operating cash flows or an increase in our expenses could make it difficult for us to meet our debt service requirements or force us to modify our operations.

        Our ability to make scheduled payments of the principal of, or to pay interest on, or to refinance our indebtedness and to make scheduled payments under our operating leases depends on our future performance, which to a certain extent is subject to economic, financial, competitive and other factors, some or all of which may be beyond our control. Based upon the current level of operations and anticipated growth, management believes that future cash flow from operations, together with available borrowings under our bank credit facility, will be adequate to meet our anticipated requirements for capital expenditures, working capital, interest payments and scheduled principal payments. There can be no assurance, however, that our business will continue to generate sufficient cash flows from operations in the future to service our debt and make necessary capital expenditures after satisfying liabilities arising in the ordinary course of business. If we are not able to service our debt, we may be required to refinance all or a portion of our existing debt, to sell assets or to obtain additional financing. There can be no assurance that any refinancing would be possible or that any sales of assets or additional financing could be achieved.

        In addition, our credit facility contains numerous financial and operating covenants that limit the discretion of our management with respect to some business matters. The covenants place significant restrictions on, among other things, our ability to incur additional indebtedness, to create liens or other encumbrances, to make some payments and investments, to sell or otherwise dispose of assets, and to merge or consolidate with other entities. The credit facility also requires us to meet financial ratios and tests. A failure to comply with the obligations contained in the credit facility could result in an event of default under the credit facility, which could result in the acceleration of the related debt and the acceleration of debt under other instruments evidencing indebtedness that may contain cross-acceleration or cross-default provisions.

We are dependent on the communications industry, including wireless communications and cable television.

        Approximately 49% of our revenues in the year ended December 31, 2003 came from sales to the communications industry, including the wireless communications and cable television industries. Demand for these products is subject to rapid technological change (see below—"We are dependent on the acceptance of new product introductions for continued revenue growth"). These markets are dominated by several large manufacturers and operators who regularly exert significant price pressure on their suppliers, including us, and the loss of one or more of the large communications manufacturers or operators could have a material adverse effect on our business. There can be no assurance that we will be able to continue to compete successfully in our sales to the communications industry, and our failure to do so could impair our results of operations.

        Approximately 13% of our revenues in the year ended December 31, 2003 came from sales to the cable television industry. Demand for our cable television products depends primarily on capital spending by cable television operators for constructing, rebuilding or upgrading their systems. The amount of this capital spending, and, therefore, our sales and profitability will be affected by a variety of factors, including general economic conditions, acquisitions of cable television operators by non-cable television operators, cable system consolidation within the industry, the financial condition of domestic cable television operators and their access to financing, competition from satellite and wireless television providers and telephone companies, technological developments and new legislation and regulation of cable television operators. There can be no assurance that existing levels of cable television capital spending will continue or that cable television spending will not decrease.

Changes in defense expenditures may reduce our sales.

        Approximately 25% of our revenues in the year ended December 31, 2003 came from sales to the commercial and military aerospace market. We participate in a broad spectrum of defense programs and we believe no one program accounted for more than 2% of our revenues for the year ended December 31, 2003. The substantial majority of these sales are related to both U.S. and foreign military and defense programs. However, our sales are generally to contractors and subcontractors of the U.S. or foreign governments or to distributors that in turn sell to the contractors and subcontractors. Nevertheless, our sales are affected by changes in the defense budgets of the U.S. and foreign governments. The U.S. defense budget declined in real terms from 1986 to 1998. Beginning in 1999, the U.S. defense budget has been increasing and increased again in 2003. Nevertheless, a decline in U.S. defense expenditures and defense expenditures generally could adversely affect our sales.

We encounter competition in substantially all areas of our business.

        We compete primarily on the basis of engineering, product quality, price, customer service and delivery time. Competitors include large, diversified companies, some of which have substantially greater assets and financial resources than we do, as well as medium to small companies. For example, in the area of coaxial cable for cable television, CommScope, Inc. is larger than we are. There can be no assurance that additional competitors will not enter our existing markets, nor can there be any assurance that we will be able to compete successfully against existing or new competition.

We are dependent on the acceptance of new product introductions for continued revenue growth.

        We estimate that products introduced in the last two years accounted for approximately 20% of net sales for the year ended December 31, 2003. Our long-term results of operations depend substantially upon our ability to continue to conceive, design, source and market new products and upon continuing market acceptance of our existing and future product lines. In the ordinary course of our business, we continually develop or create new product line concepts. If we fail or are significantly delayed in introducing new product line concepts or if our new products do not meet with market acceptance, our results of operations may be impaired.

Our results may be negatively affected by changing interest rates.

        We are subject to market risk from exposure to changes in interest rates based on our financing activities. We utilize interest rate swap agreements to manage and mitigate our exposure to changes in interest rates. At December 31, 2003, we had interest rate protection in the form of swaps that effectively fixed our LIBOR interest rate on $250 million and $150 million of floating rate bank debt at 2.44% and 1.24%, respectively, and expire in 2006 and 2004, respectively. At December 31, 2003, the three-month LIBOR rate was approximately 1.15%. At December 31, 2003, our average LIBOR rate was 1.8%. A 10% change in the LIBOR interest rate at December 31, 2003 would have the effect of increasing or decreasing annual interest expense by approximately $0.1 million. We do not expect changes in interest rates to have a material effect on income or cash flows in 2004, although there can be no assurance that interest rates will not significantly change.

Our results may be negatively affected by foreign currency exchange rates.

        We conduct business in several major international currencies through our worldwide operations, and as a result we are subject to foreign exchange exposures due to changes in exchange rates of the various currencies. Changes in exchange rates can positively or negatively affect our sales, gross margins, net income and retained earnings. We attempt to minimize currency exposure risk by producing our products in the same country or region in which the products are sold, thereby generating revenues and expenses in the same currency and by managing our working capital; however, there can be no assurance that this approach will be successful, especially in the event of a significant and sudden decline in the value of any of the international currencies of our worldwide operations. In addition, we periodically enter into foreign exchange contracts to hedge our transaction exposures. At December 31, 2003, we had no outstanding foreign exchange contracts. We do not engage in purchasing forward exchange contracts for speculative purposes.

Our operating results may be adversely affected by foreign operations.

        International manufacturing and sales are subject to inherent risks, including changes in local economic or political conditions, the imposition of currency exchange restrictions, unexpected changes in regulatory environments, potentially adverse tax consequences and the exchange rate risk discussed above. There can be no assurance that these factors will not have a material adverse impact on our production capabilities or otherwise adversely affect our business and operating results.

We have a significant amount of intangible assets in the form of goodwill in relation to our total assets.

        At December 31, 2003, the total assets on our balance sheet were $1,181.3 million, which included $516.3 million of goodwill. The goodwill arose as the excess of the purchase price over the fair value of net assets of businesses acquired dating over the period 1987-2003. We perform annual evaluations for the potential impairment of the carrying value of goodwill in accordance with Statement of Financial Accounting Standards No. 142. Such evaluations have not resulted in the need to recognize an impairment. However, if the financial performance of our businesses were to decline significantly, we could incur a non-cash charge to our income statement for the impairment of goodwill.

Future sales of substantial amounts of our Class A common stock, or the perception that such sales may occur, could adversely affect the trading price for our stock and our ability to raise funds in new stock offerings.

        Actual sales of additional amounts of our Class A common stock or the perception that such sales could occur, might adversely affect the value of our Class A common stock. In addition to the adverse effect a price decline could have on holders of our Class A common stock, such a decline could also impair our ability to raise capital through the sale of our equity securities. As of January 1, 2004, our Amended and Restated Articles of Incorporation permitted the issuance of up to 100 million shares of our Class A common stock, approximately 43.8 million shares of our Class A common stock were outstanding and approximately 3.9 million shares of our Class A common stock were issuable upon exercise of outstanding stock options. Thus, we have the ability to issue substantial amounts of our Class A common stock in the future.

We are effectively controlled by affiliates of KKR and KKR is able to affect the outcome of stockholders' voting.

        As of January 1, 2004, 11,910,628 shares or approximately 25% of the outstanding shares of Class A common stock on a fully diluted basis (based upon the number of shares issuable upon the exercise of vested, in-the-money stock options) are held by three limited partnerships affiliated with KKR, KKR 1996 Fund L.P., NXS Associates L.P. and KKR Partners II L.P., or the KKR Partnerships, organized at the direction of KKR and who are controlled by affiliates of KKR. As a result of their ownership, the KKR Partnerships control us and are able to exert a significant influence over us.

The market for our Class A common stock may be volatile.

        The market price of our Class A common stock could be subject to wide fluctuations. These fluctuations could be caused by:

  •
  quarterly variations in our results of operations;

  •
  changes in earnings estimates by analysts;

  •
  conditions in our markets; or

  •
  general market or economic conditions.

        In addition, in recent years the stock market has experienced extreme price and volume fluctuations. These fluctuations have had a substantial effect on the market prices of many companies, often unrelated to the operating performance of the specific companies. These market fluctuations could adversely affect the price of our Class A common stock.

Provisions of the Delaware General Corporate Law and our organizational documents may discourage an acquisition of us.

        Our organizational documents and the Delaware General Corporation Law both contain provisions that will impede the removal of directors and may discourage a third party from making a proposal to acquire us. For example, a vote of 80% or more of outstanding shares entitled to vote is required to modify the provisions of the Amended and Restated Certificate of Incorporation relating to the election of directors for staggered terms, the total number of directors and independent directors, removal of directors, and the provision requiring an 80% stockholder vote for certain actions. The existence of these provisions may also have a negative impact on the price of our Class A common stock. Furthermore, we are subject to Section 203 of the Delaware General Corporation Law, which could have the effect of delaying or preventing a change in control.

We have never paid dividends and do not intend to do so in the near future.

        We have never paid any cash dividends on our Class A common stock and we do not have any present intention to commence payment of any cash dividends; however this policy will be reviewed on an ongoing basis. We intend to retain our earnings, if any, to provide funds for the operation and expansion of our business and to repay outstanding indebtedness. In addition, covenants contained in our debt agreements restrict the amount available for declaring and paying cash dividends on, or repurchasing, our Class A common stock.

USE OF PROCEEDS

        We will not receive any of the proceeds from the sale of the shares of Class A common stock offered by the selling stockholders.

SELLING STOCKHOLDERS

        The following table sets forth information with respect to the beneficial ownership of our common stock as of January 1, 2004 by each of the selling stockholders and the maximum number of shares that may be sold hereunder. The actual amount, if any, of Class A common stock to be offered by each selling stockholder and the amount and percentage of Class A common stock to be owned by such selling stockholder following such offering will be disclosed in the applicable prospectus supplement.

        Unless otherwise indicated, the address of each person named in the table below is Amphenol Corporation, 358 Hall Avenue, Wallingford, CT 06492. The amounts and percentages of Class A common stock beneficially owned are reported on the basis of regulations of the Securities and Exchange Commission governing the determination of beneficial ownership of securities. Under the rules of the Commission, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of such security, or "investment power," which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. In addition, the amounts of Class A common stock and percentage as reported in the table include shares issuable upon the exercise of unvested options awarded under our prior and current stock purchase and option plans. The percentage of our share capital before and after this offering is based on 43,805,685 shares of Class A common stock outstanding on January 1, 2004. On January 19, 2004, the company approved a 2-for-1 stock split for shareholders of record as of March 17, 2004. The company expects the additional shares will be distributed on or about March 29, 2004. These numbers and all share and per share numbers in this prospectus do not reflect the effect of the stock split expected to be completed on March 29, 2004.

	Shares Beneficially Owned (2)			Number of Shares Beneficially Owned After the Sale of Maximum Number of Shares (3)
			Maximum Number of Shares to be Sold Hereunder
Name and Address
	Number	%		Number	%
KKR Associates 1996 L.P. (1) c/o Kohlberg Kravis Roberts & Co., L.P. 9 West 57th Street New York, New York 10019	11,910,628	27.19%	11,910,628	—	—%
Timothy F. Cohane (4)(5)	416,192	*	120,000	296,192	*
James H. Greene, Jr. (6)(7)	11,910,628	27.19	11,910,628	—	—
Edward G. Jepsen (4)(5)	493,835	1.13	120,000	373,835	*
Henry R. Kravis (6)(7)	11,910,628	27.19	11,910,628	—	—
Marc S. Lipschultz (6)	11,910,628	27.19	11,910,628	—	—
Martin H. Loeffler (4)(5)	1,069,285	2.44	200,000	869,285	1.98
Michael W. Michelson (6)(7)	11,910,628	27.19	11,910,628	—	—
Scott C. Nuttall (6)	—	—	—	—	—

*
Less than 1%.

(1)
Shares of Class A Common Stock shown, as owned by KKR, are owned of record by three limited partnerships affiliated with KKR, KKR 1996 Fund L.P. (9,384,477 shares), NXS Associates L.P. (2,446,932 shares) and KKR Partners II L.P. (79,219 shares). Messrs. James H. Greene, Jr., Henry R. Kravis, Marc S. Lipschultz and Michael W. Michelson (directors of Amphenol), and Todd A. Fisher, Edward A. Gilhuly, Perry Golkin, Johannes P. Huth, Alex Navab, Jr., Paul E. Raether, Neil A. Richardson, George R.

  Roberts and Scott M. Stuart, as members of the limited liability company which serves as the general partner of KKR, may be deemed to share beneficial ownership of the shares of the Class A common stock shown as beneficially owned by KKR. Mr. Roberts was a director of Amphenol until April 1, 2003. Each of these individuals disclaims beneficial ownership of such shares, other than to the extent of his economic interest in such partnerships.

(2)
The share ownership amounts and percentages for Messrs. Loeffler, Jepsen and Cohane reflected in this column include shares which are not presently owned by such individuals but which would be issuable upon the exercise of unvested options owned by them. Excluding such shares, Messrs. Loeffler, Jepsen and Cohane beneficially own 676,485, 335,935 and 314,392 shares, respectively, which would constitute 1.54%, 0.77% and 0.72%, respectively, of the outstanding shares of Class A common stock on January 1, 2004.

(3)
The share ownership amounts and percentages for Messrs. Loeffler, Jepsen and Cohane reflected in this column include shares which are not presently owned by such individuals but which would be issuable upon the exercise of unvested options owned by them. Excluding such shares, after the sale of the maximum number of shares Messrs. Loeffler, Jepsen and Cohane would beneficially own 476,485, 215,935 and 194,392 shares, respectively, which would constitute 1.09%, 0.49% and 0.44%, respectively, of the outstanding shares of Class A common stock on January 1, 2004.

(4)
Mr. Loeffler is the Chairman, Chief Executive Officer and President of the Company, Mr. Jepsen is Executive Vice President and Chief Financial Officer of the Company and Mr. Cohane is a Senior Vice President of the Company.

(5)
Messrs. Loeffler, Jepsen and Cohane entered into Management Stockholder's Agreements with Amphenol on May 19, 1997 and each were awarded 673,076, 461,538 and 461,538 options, respectively, to acquire Amphenol shares under the 1997 Option Plan for Key Employees of Amphenol and Subsidiaries (the "1997 Option Plan"). Messrs. Loeffler, Jepsen and Cohane also received additional option awards in 1998 and 1999 under the 1997 Option Plan. The significant transfer restrictions of the Management Stockholder's Agreement on any shares acquired upon exercise of options awarded under the 1997 Option Plan expired on May 19, 2002. Pursuant to new Management Stockholder's Agreements entered into under the 2000 Stock Purchase and Option Plan for Key Employees of Amphenol and Subsidiaries (the "2000 Option Plan"), Messrs. Loeffler, Jepsen and Cohane agreed to retain ownership of 41,666, 33,333 and 33,333 Amphenol shares or vested options under the 1997 Option Plan, respectively, until at least June 6, 2005 and received awards of 167,000, 117,000 and 117,000 stock options, respectively, under the 2000 Option Plan. Messrs. Loeffler, Jepsen and Cohane also received additional option awards under the 2000 Option Plan in 2001, 2002 and 2003 under the Amended 2000 Stock Purchase and Option Plan for Key Employees of Amphenol and Subsidiaries (the "Amended 2000 Option Plan"). Such retained shares are subject to significant transfer restrictions until June 2005. The share ownership amounts for Messrs. Loeffler, Jepsen and Cohane reflected in this table include (i) 652,448, 335,935 and 314,392 shares, respectively, which are not presently owned by such individuals but which would be issuable upon the exercise of stock options which are currently exercisable or exercisable within 60 days of January 1, 2004 and (ii) 392,800, 157,900 and 101,800 shares, respectively, which are not presently owned by such individuals but which would be issuable upon the exercise of unvested stock options.

(6)
The share ownership amounts for Messrs. Greene, Kravis, Lipschultz, Michelson and Nuttall reflected in this table do not include any shares of Class A common stock which may be issued pursuant to the Amphenol Corporation Directors' Deferred Compensation Plan. The cumulative balance in Messrs. Kravis, Lipschultz and Michelson's Directors' Deferred Compensation accounts as of January 1, 2004 is 6,163 unit shares each. Mr. Nuttall was appointed to the Board of Directors on January 24, 2001 and the cumulative balance in his Directors' Deferred Compensation accounts as of January 1, 2004 is 2,093 unit shares. Mr. Greene was appointed to the Board of Directors on April 1, 2003 and the cumulative balance in his Directors' Deferred Compensation accounts as of January 1, 2004 is 304 unit shares. Messr. Nuttall is a director of Amphenol and an executive of KKR.

(7)
Messrs. Greene, Kravis, Lipschultz and Michelson disclaim beneficial ownership of such shares except to the extent of their respective economic interests in the partnerships owning such shares.

DESCRIPTION OF CAPITAL STOCK

        We are authorized to issue 100 million shares of the Class A common stock and no other shares of common stock or preferred stock. As of January 1, 2004, 43,805,685 shares of the Class A common stock were issued and outstanding and were held by 65 registered holders. The following is a summary of some of the rights and privileges pertaining to the Class A common stock. For a full description of the Class A common stock, reference is made to our Amended and Restated Certificate of Incorporation and to our By-Laws.

        Holders of the Class A common stock are entitled to one vote per share on all matters submitted to a vote of stockholders. Approval of matters brought before the stockholders requires the affirmative vote of a majority of shares present and voting, except as otherwise required by law and except that the vote of 80% or more of outstanding shares entitled to vote is required to modify the provisions of the Amended and Restated Certificate of Incorporation relating to the election of directors for staggered terms, the total number of directors and independent directors, removal of directors, and the provision requiring an 80% stockholder vote for certain actions. Director nominations may be made by stockholders in accordance with our By-Laws, as amended, not less than 90 days in advance of the meeting at which the election is to occur.

        Holders of the Class A common stock are entitled to participate in dividends as and when declared by the board of directors out of funds legally available therefor. Our ability to pay cash dividends is subject to certain restrictions.

        Subject to the rights of creditors and holders of preferred stock, any holders of Class A common stock are entitled to share ratably in a distribution of our assets upon any liquidation, dissolution or winding-up of Amphenol.

        Our directors serve in three different classes of approximately equal numbers, and the term of only one class expires at each annual meeting. Before the expiration of their terms, our directors may be removed by the affirmative vote of the majority of the stockholders entitled to vote for the election of directors but only for cause.

        We are governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

  •
  prior to the business combination our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; or

  •
  upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, such stockholder owned at least 85% of our outstanding voting stock at the time such transaction commenced, excluding for the purpose of determining the number of shares outstanding those shares owned:

  •
  by our officers and directors and

  •
  by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  at or subsequent to such time the business combination is approved by our board of directors and authorized at an annual or special meeting of our stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of our outstanding voting stock which is not owned by the interested stockholder.

        A "business combination" includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years did own) 15% or more of the corporation's voting stock. The statute could have the effect of delaying, deferring or preventing a change in our control or reducing the price that some investors might be willing to pay in the future for our common stock.

        The transfer agent and registrar for the Class A common stock is EquiServe Trust Company, N.A.

PLAN OF DISTRIBUTION

        We have been advised that the distribution of the shares of Class A common stock by the selling stockholders may be effected from time to time in one or more transactions in any of the following ways:

  •
  to or through underwriters;

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  through dealers or agents;

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  directly to a limited number of institutional purchasers or to a single purchaser; or

  •
  through a combination of any of these methods of sale.

        The prospectus supplement for the shares of Class A common stock the selling stockholders sell will describe that offering, including:

  •
  the name or names of any underwriters, dealers or agents;

  •
  the purchase price and the proceeds to the selling stockholders from that sale;

  •
  any underwriting discounts, commissions or agents' fees and other items constituting underwriters' or agents' compensation; and

  •
  any public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

Underwriters

        If underwriters are used in the sale, we and the selling stockholders will execute an underwriting agreement with those underwriters relating to the shares of Class A common stock that the selling stockholders will offer. Unless otherwise set forth in the prospectus supplement, the obligations of the underwriters to purchase these shares of Class A common stock will be subject to conditions. The underwriters, if any, will purchase the shares on a firm commitment basis and will be obligated to purchase all of these shares of Class A common stock if any are purchased.

        The shares of Class A common stock subject to the underwriting agreement will be acquired by the underwriters for their own account and may be resold by them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from the purchasers of these shares of Class A common stock for whom they may act as agent. Underwriters may sell these shares of Class A common stock to or through dealers. These dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

        The selling stockholders may authorize underwriters to solicit offers by institutions to purchase the shares of Class A common stock subject to the underwriting agreement from the selling stockholders at the public offering price stated in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. If the selling stockholders sell shares of Class A common stock pursuant to these delayed delivery contracts, the prospectus supplement will state that as well as the conditions to which these delayed delivery contracts will be subject and the commissions payable for that solicitation.

        The applicable prospectus supplement will set forth whether or not underwriters may over-allot or effect transactions that stabilize, maintain or otherwise affect the market price of the Class A common stock at levels above those that might otherwise prevail in the open market, including, for example, by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. Underwriters are not required to engage in any of these activities, or to continue such activities if commenced.

Dealers and Agents

        If dealers are utilized in the sale of shares of Class A common stock, the selling stockholders will sell such shares of Class A common stock to the dealers as principals. The dealers may then resell such shares of Class A common stock to the public at varying prices to be determined by such dealers at the time of resale. The names of the dealers and the terms of the transaction will be set forth in the prospectus supplement.

        The selling stockholders may also sell shares of Class A common stock through agents designated by them from time to time. We will name any agent involved in the offer or sale of these securities and will list commissions payable by the selling stockholders to these agents in the prospectus supplement. These agents will be acting on a best efforts basis to solicit purchases for the period of its appointment, unless we state otherwise in the prospectus supplement. Any such dealer or agent may be deemed an underwriter as that term is defined in the Securities Act of 1933, as amended.

Direct Sales

        The selling stockholders may sell any of the shares of Class A common stock directly to purchasers. In this case, the selling stockholders will not engage underwriters or agents in the offer and sale of these securities.

Indemnification

        We and the selling stockholders may indemnify underwriters, dealers or agents who participate in the distribution of securities against certain liabilities, including liabilities under the Securities Act of 1933 and agree to contribute to payments which these underwriters, dealers or agents may be required to make.

LEGAL MATTERS

        The validity of the shares of Class A common stock offered hereby will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York. Certain partners of Simpson Thacher & Bartlett LLP, members of their families, related persons and others have an indirect interest, through limited partnerships, who are investors in KKR 1996 Fund L.P., in less than 1% of the Class A common stock. In addition, Simpson Thacher & Bartlett LLP has in the past provided, and may continue to provide, legal services to KKR and its affiliates, including KKR 1996 Fund L.P.

EXPERTS

        The financial statements and related financial statement schedule incorporated by reference in this prospectus from the Company's Annual Report on Form 10-K for the year ended December 31, 2003 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports which are incorporated herein by reference (which reports express an unqualified opinion and include an explanatory paragraph referring to the adoption of Statement of Financial Accounting Standards No. 142), and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Available Information

        We file reports, proxy statements and other information with the SEC. You may read and obtain copies of this information by mail from the Public Reference Room of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Further information on the operation of the SEC's Public Reference Room in Washington, D.C. can be obtained by calling the SEC at 1-800-SEC-0330.

        Our Internet website is www.amphenol.com. On the Investor Info page of that website, we provide access to all of our SEC filings free of charge, as soon as reasonably practicable after filing with the SEC. Additionally, our SEC filings are available at the SEC's website (www.sec.gov).

        Our Class A common stock is listed on the New York Stock Exchange (symbol: APH), and reports, proxy statements and other information concerning us can also be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005. In addition, reports, proxy statements and other information concerning our company can be inspected at our offices at 358 Hall Avenue, Wallingford, Connecticut 06492. Our Internet website at www.amphenol.com contains information concerning us. The information at our Internet website is not incorporated in this prospectus by reference, and you should not consider it a part of this prospectus.

Incorporation by Reference

        We will "incorporate by reference" information into this prospectus by disclosing important information to you by referring you to another document that is filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede that information. This prospectus incorporates by reference the documents set forth below that have been previously filed with the SEC. These documents contain important information about us.

SEC Filings	Period/Date
Annual Report on Form 10-K	Year ended December 31, 2003, filed on February 9, 2004
Definitive Proxy Statement	Filed on April 21, 2003

        We are also incorporating by reference additional documents that we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, between the date of this prospectus and the termination of the offering of the Class A common stock.

        We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus has been delivered, a copy of any and all of these filings. You may request a copy of these filings by writing or telephoning us at:

Amphenol Corporation 358 Hall Avenue Wallingford, Connecticut 06492 (203) 265-8900

        No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement. You must not rely on any unauthorized information or representations. This prospectus supplement is an offer to sell only the shares offered hereby, but only under the circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement is current only as of its date.

8,000,000

Shares of Class A Common Stock

Amphenol Corporation

Morgan Stanley
Citigroup
UBS Investment Bank

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ABOUT THIS PROSPECTUS SUPPLEMENT
PROSPECTUS SUPPLEMENT SUMMARY
OUR COMPANY
THE OFFERING
SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA
OTHER
USE OF PROCEEDS
PRICE RANGE OF CLASS A COMMON STOCK AND DIVIDEND POLICY
CAPITALIZATION
SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
SELLING STOCKHOLDERS
SHARES ELIGIBLE FOR FUTURE SALE
CERTAIN UNITED STATES TAX CONSEQUENCES TO NON-US HOLDERS
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF AMPHENOL CORPORATION
CONSOLIDATED STATEMENT OF INCOME (dollars in thousands, except per share data)
CONSOLIDATED BALANCE SHEET (dollars in thousands, except per share data)
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (dollars in thousands, except per share data)
CONSOLIDATED STATEMENT OF CASH FLOW (dollars in thousands, except per share data)
Notes to Consolidated Financial Statements (dollars in thousands, except per share data)
TABLE OF CONTENTS
ABOUT THIS PROSPECTUS
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
THE COMPANY
RISK FACTORS
USE OF PROCEEDS
SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION